06011722

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TOMRA Systems ASA

*CURRENT ADDRESS Drengsrudhagen 2
P.O. Box 278
N-1372 Asker

**FORMER NAME Norway

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3334 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/17/06

Annual Report

TOMRA®
Helping the world recycle

contents

Design & layout
Cox Design

Main photographer
Damian Heinisch

Others
Annual Report
Page 6-7: Terje Heiestad, Cox foto
Page 8: Pow-Wow Studios, Christian Hatt & Rune Mæhre
Page 9: Al Ferreira, Al Ferreira Photography, Ltd
Page 10: TOMRA

Management Report
Page 7 and 13: Terje Heiestad, Cox foto
Page 11 and 27: Pow-Wow Studios, Christian Hatt & Rune Mæhre
Page 11 (bottom): TOMRA
Page 17: Al Ferreira, Al Ferreira Photography, Ltd

Trykk & repro
RK Grafisk AS

This TOMRA publication is printed with paper and inks satisfying the environmental requirements of the Nordic Swan Label (www.ecolabel.no)

Highlights 2003

Europe

Revenues in Europe during 2003 declined by three percent versus the prior year. Activities in Denmark, which had an exceptional year in 2002 due to the introduction of deposit on cans, returned to a normal level with revenues of NOK 71 million. The decline in Denmark was however, somewhat offset by a strong performance in Sweden and Germany.

Germany Deposit on non-refillable containers was introduced during 2003. TOMRA secured frame agreements worth approximately 90 MNOK with two discount chains for installation of machines for non-refillable containers. Testing of reverse vending technology with other discount chains continues. A strong market development for reverse vending technology for refillable containers during the second half of 2003 helped to boost revenues to NOK 239 million (+23 percent) in 2003.

Sweden Highest sales performance ever equalling NOK 207 million (+56 percent) driven by contract with Coop Sweden worth NOK 100 million.

Revenue



NOK million
1 000
800
600
400
200
0
910
933
910
2003
2002
2001

Number of machines installed per year



5 000
4 000
3 000
2 000
1 000
0
2 900
3 300
3 300
2003
2002
2001

North America

TOMRA's revenues from continuing operations in North America declined by nine percent to NOK 1,180 million in 2003. The primary reason for this decline was a stronger Norwegian currency versus the U.S. dollar. Revenues increased by two percent in 2003 when measured in local currency.

TOMRA improved its market position within technology in the U.S., buffeted particularly from a contract for 500 machines at Shaw's Markets' stores. Machine installations grew by 24 percent in Canada.

The number of recycling centers operated by TOMRA in California increased by approximately twelve percent to 405 centers, driven primarily by a contract with Albertson's to provide our recycling centers at 120 stores. The California legislature approved an increase in the state's deposit amount on containers from 2.5 cents to 4 cents effective 1 January 2004.

Revenue



NOK million
1 500
1 200
900
600
300
0
1 180
1 303
1 354
2003
2002
2001

Number of machines installed per year



2 000
1 600
1 200
800
400
0
1 770
1 900
1 520
2003
2002
2001

Recycling Solutions

In October 2003 TOMRA announced the establishment of a new unit called Recycling Solutions. The primary objectives of this unit are to develop and acquire leading technological solutions to help build recycling-related business across the entire used beverage container value chain. TOMRA's current activities in Brazil and Japan are part of Recycling Solutions.

In Brazil, TOMRA maintained its market share of approximately 31 percent in the collection of used aluminium containers. Operations were negatively impacted however by a 13 percent decline in beverage can consumption. As a consequence, used beverage container collection volumes have also dropped at a similar rate. Lower supply of used aluminum cans resulted in higher costs for these materials and a low margin for TOMRA's collection business in this market.

TOMRA continued the development of its business model in Japan, which is based on replacing municipalities' existing container collection infrastructure (curbside solutions) with a more efficient bring system based on automated TOMRA collection centers. This effort included the sale of 28 TOMRA 83 HCps to the city of Mizuho in southern Japan.

Revenue


NOK million
500
400
300
200
100
0
373
431
328
2003
2002
2001









Highlights 2003

KEY FIGURES		2003	2002	2001	2000
Operating revenues	NOK million	2 463	2 674	2 924	2 718
EBITDA	NOK million	415	522	589	646
Operating profit	NOK million	242	330	(40)	466
Ordinary profit before taxes	NOK million	285	406	63	493
Net profit	**NOK million**	**163**	**280**	**16**	**76**
Total assets	NOK million	3 387	3 137	3 493	3 272
Equity	NOK million	2 594	-2 470	2 631	2 636
Return on equity, ex. other items	%	6.7	10.0	(0.3)	15.4
Return on total assets	%	9.6	12.4	2.0	17.7
Earnings per share	NOK	0.81	1.44	(0.08)	0.36
Earnings per share, ex. other items	NOK	0.95	1.44	(0.04)	1.90
Earnings per share fully diluted	NOK	0.81	1.44	(0.08)	0.35
Net cash flow from operating activities	NOK million	217	501	560	21
Number of employees as of 31 December		1 976	2 048	1 994	1 886
Female employees	%	20	19	19	-
Female managers (of all managers)	%	18	-	-	-
Ethnic minority employees	%	21	27	25	-
Number of reportable injuries		253	308	359	-
Energy consumption	GWh	90	106	92	-
Carbon dioxide emissions	Metric tons	27 300	27 900	22 400	-
Water consumption	Cubic meters	178 000	-	-	-
Waste generation	Metric tons	1 650	1 750	1 900	-

Revenue



NOK million
3 000
2 400
1 800
1 200
600
0
2 463
2 674
2 924
2003
2002
2001

Ordinary profit before taxes



NOK million
500
400
300
200
100
0
285
406
63
2003
2002
2001

Cash flow from operations



NOK million
750
600
450
300
150
0
217
501
560
2003
2002
2001

Directors' report

For TOMRA, 2003 was a year of consolidating its position in deposit markets and further positioning the company for future growth opportunities in non-deposit markets. Revenues declined by eight percent in 2003 in Norwegian kroner, which is disappointing given TOMRA's growth ambitions. Adjusted for currency impact, revenues declined by four percent. In Europe, revenues in 2003 declined by three percent versus the previous year. In Sweden, TOMRA signed a contract worth NOK 100 million with Coop Sweden. Deposit on non-refillable containers was implemented in Germany on 1 January 2003, and TOMRA has so far signed contracts worth NOK 90 million related to the deposit start-up. In North America, TOMRA's revenues in 2003 declined by nine percent versus 2002. Operations in California further improved during the year. In Canada, machine installations increased by 24 percent. TOMRA also signed a contract with U.S. retailer Shaw's Markets for 500 machines for placement in the U.S. Northeast. In Japan, resources were spent on developing and testing potential business models. TOMRA's activities in Brazil were negatively impacted by a dramatic drop in beverage can consumption.

FINANCIAL PERFORMANCE

Operating revenues decreased by eight percent from NOK 2,674 million in 2002 to NOK 2,463 million in 2003.

The operating profit decreased from NOK 330 million in 2002 to NOK 242 million in 2003. Net profit after minority interests equalled NOK 145 million in 2003 compared to NOK 257 million in 2002. An extraordinary write-down related to the closing of TOMRA's R&D and production company in Finland impacted earnings negatively in 2003 by NOK 35 million. Earnings per share equalled NOK 0.81, compared to NOK 1.44 in 2002.

TOMRA's balance sheet as of 31 December 2003 was NOK 3,387 million, an increase of eight percent from the beginning of the year. The cash flow from operations ended at NOK 217 million for 2003.

Liquidity was good and the equity ratio was 77 percent at year-end.

In accordance with the provisions of the Norwegian Accounting Act, the Board of Directors confirms that the accounts have been prepared on a going concern basis.

APPLICATION OF PROFIT

Tomra Systems ASA made NOK 214.6 million in net profit for 2003. The Board recommends the following application of the net profit, including a dividend of NOK 0.30 per share, up from NOK 0.25 per share the previous year:

Dividend	NOK 53.5 million
Distributable reserves	NOK 161.1 million
Total amount applied	NOK 214.6 million



Chairman of the Board
Jan-Chr. Opsahl (55)
Education B.A., Bus. Adm., University of Strathclyde; M.Sc. Sloan Fellow, London Business School
Other board memberships Chairman; Tandberg ASA and Tandberg TV ASA. Vice-chairman; Komplett ASA
Board member of TOMRA since 1988



Svein S. Jacobsen (53)
Education MBA and Certified Public Accountant, Norwegian School of Business, Bergen
Other board memberships Chairman; Expert ASA, Vensafe ASA and Ideas ASA. Board member of Orkla ASA, InFocus Inc., Zenitel N.V.
Board member of TOMRA since 1996



Hanne de Mora (43)
Education MBA, IESE Business School, University of Navarra, Barcelona
Current occupation Partner/Chairperson, a-connect, Zurich.
Other board memberships Telenor and Valora
Board member of TOMRA since 2002



Employee representative
Klaus Nærø (56)
Current occupation Technical order processing, Tomra Production AS
Board member of TOMRA since 1988

STRENGTHENED STRATEGIC FOCUS

TOMRA's vision is "to be the world's number one provider of solutions that make it attractive for people to return packaging for reuse and recycling." In pursuit of this vision, TOMRA works toward assuring the highest possible return percentage at the lowest possible cost, while simultaneously making the collection of empty beverage containers attractive and simple for consumers.

Deposit markets

TOMRA's technology solutions provide an efficient and convenient system of collecting and handling deposit beverage containers in stores. Correct identification of the empty beverage containers, combined with automatic sorting and accumulation, reduces stores' handling costs to a minimum. This idea established the basis for TOMRA's formation in 1972. The company's growth since that time has been driven by its ability to automate in-store handling operations in deposit markets around the world.

In the early 1990's, TOMRA's activities were expanded to also provide integrated solutions for the entire beverage container recycling value chain. TOMRA's technology became even more important in the search for further efficiencies in the operation of deposit systems. Machine compaction of used non-refillable beverage containers helps to reduce the cost of container transport and processing. In addition, online collection and processing of transaction data from the machines, now ensures secure and cost-effective administration of cash and materials flow. Operating integrated, technology-based solutions for the entire recycling value chain in deposit markets will remain central to TOMRA's activities in the years ahead.

Non-deposit markets

Approximately 85 percent of all beverage containers in the world are sold in non-deposit markets, where TOMRA traditionally has not been operating. But increasingly, local governments are setting targets for recycling of packaging waste, including used beverage containers, also in non-deposit markets. These targets have historically been set rather low, and recycling programs in non-deposit markets have often been able to reach their goals by applying traditional and non-incentive based collection systems, such as curbside and "bottle-bank" programs. In many parts of the world most used beverage containers still end up in landfills.

The international community is increasingly seeking to limit space for landfills, to solve littering issues and to preserve the value of certain material fractions. Numerous initiatives have been taken to find sustainable solutions for packaging reuse and recycling, and the revised EU Packaging Waste Directive illustrates this trend.

Common to most existing systems are low consumer participation and high operating costs. TOMRA believes that consumer participation can be substantially increased and costs significantly reduced by applying some lessons from deposit markets–without necessarily charging deposits.

Opportunities lie in offering consumers an attractive and well branded interface to recycling. By using TOMRA technology for receiving, identifying, sorting and compacting the material, one can achieve more demanding recycling targets at low costs. TOMRA is investing significant resources in the development of new solutions to support recycling in non-deposit markets.



Employee representative
Solveig Steinmo (29)
Education M.Sc. Norwegian University of Science and Technology
Current occupation Project Engineer, Quality & Environment Dept., Tomra Systems ASA.
Board member of TOMRA since 2003



Jørgen Randers (59)
Education Ph.D., M.I.T.
Current occupation Professor, Norwegian School of Management
Other board memberships eGroup ASA, Miljøforskningsenteret AS, WWF International.
Board member of TOMRA since 1991



President/CEO of Tomra Systems ASA
Erik Thorsen (47)
Education MBA, University of Karlstad, Sweden
Other board memberships Chairman, Eltek ASA
Employed in TOMRA since 1986, President and CEO since 1996.

DEPOSIT MARKETS

Europe

In 2003, TOMRA further consolidated its market position in Europe. Revenues equalled NOK 910 million versus NOK 933 million in the prior year, a decline of three percent. Among the highlights for the year were improved sales in Sweden and Germany. After a record year in Denmark in 2002, when deposit on cans was introduced in that country, the activity level normalized in 2003.

Deposit on non-refillable containers was introduced in Germany on 1 January 2003, and TOMRA secured two frame agreements with retailers worth NOK 90 million during the year. Many retail chains have tested machines for the handling of non-refillable containers throughout the entire year. Based on the expected need for cost-effective handling in stores, TOMRA anticipates significant technology sales in Germany in the coming years.

Following the implementation of deposit on non-refillable containers in Germany, certain retailers limited themselves to selling beverages in refillable containers only. This shift created a larger need for reverse vending machines for refillable containers. TOMRA installed nearly 800 machines in Germany in 2003, an 11 percent increase from 2002. TOMRA anticipates that the demand for refillable technology will continue in 2004.

A contract with Coop Sweden, worth NOK 100 million, was signed in 2003 for the replacement and upgrading of 800 machines. This contract contributed to generating revenue of NOK 207 million in Sweden in 2003, a 56 percent increase versus the prior year. TOMRA anticipates continued replacement sales in Sweden in 2004.

TOMRA has also been able to accelerate replacement sales in countries such as Norway and Finland by introducing new backroom handling solutions. These solutions contribute to reducing storage space and handling costs for store owners. TOMRA also expects to replace older models in its established European markets.

In recent years a number of food retail chains have expanded their presence across Europe. This expansion has resulted in an increasing number of installations for TOMRA equipment in Finland, Sweden, as well as the Czech Republic. This trend might continue in the coming year.

North America

Revenues in North America measured in USD increased by two percent in 2003. When measured in NOK, however revenues declined by nine percent to NOK 1,180 million.

TOMRA installed approximately 1,770 machines in 2003 compared to 1,900 in 2002. In Michigan, TOMRA installed 500 machines in 2003. The number of installations in Michigan is expected to decline in 2004 as most retailers have already replaced old machines. But TOMRA does anticipate an increase in installations in the other U.S. markets during 2004.

TOMRA signed an agreement with Shaw's Markets to install 500 machines in all its stores in Connecticut, Massachusetts and Vermont. The agreement also includes all new stores requiring machines for the ensuing five-year period. The transaction is structured as a five-year operating lease for the customer.







A user friendly Norwegian installation of the new TOMRA 710 machine.

In Canada, TOMRA installed 273 machines, a 24 percent increase compared to 2002. Based on the replacement potential in Quebec and significant automation opportunities in other provinces, TOMRA expects growth in technology sales in Canada in 2004.

The operations in California continued to improve during 2003. TOMRA operated 405 recycling centers in California at year-end 2003, up by 12 percent compared to 2002. The main reason for this increase was a contract with the national retail chain, Albertson's, which added 120 new recycling centers to TOMRA's portfolio. New legislation was passed by the California government to increase the deposit on beverage containers as of 1 January 2004. The increase is expected to have a positive effect on recycling rates in 2004, and TOMRA may benefit from additional collection volumes.

Within materials handling, TOMRA consolidated its operations and closed two processing plants in its U.S. East markets. Certain activities were also outsourced to a third party operator, reducing TOMRA's costs. TOMRA will continue to evaluate outsourcing and other cost-saving opportunities within its materials handling operations.

Technology for reverse vending systems
During 2003, considerable resources were allocated to the development of new products and system components for German customers, in anticipation of an increase in demand for new machines under the deposit system for non-refillable containers. Two deposit security marking systems were developed, which have added significant value to TOMRA's core technology portfolio.

TOMRA launched in 2003 its new all-container machine, the T-710, and more than 1,000 of these machines were installed in less than nine months. Faster recognition speed, improved compaction capabilities and cost-effective solutions for accumulation, are some of the advantages of the T-710.

For the Nordic and German markets, new cost-effective backroom solutions for mixed containers were developed and launched. These solutions were important in securing major contracts during the year.

In order to further streamline TOMRA's activities for deposit markets, all technical resources for these markets were organized in one technology unit. TOMRA also decided to close its R&D and production company in Finland. This is expected to generate annual cost savings of NOK 25-30 million.

NON-DEPOSIT MARKETS
In order to further develop growth opportunities in non-deposit markets, TOMRA has created a new unit called Recycling Solutions, which will concentrate on business and technology development for non-deposit markets. Recycling Solutions retains operational responsibility for existing businesses in Japan and Brazil, which are TOMRA's two current non-deposit market operations.

TOMRA has over the past several years spent considerable resources in the pursuit of low cost, durable technology for non-deposit market environments. During 2003, these concepts have reached the stage of internal testing. A new collection center concept includes a cost-effective container recognition system, a simple multi-fraction sorting system,



An American installation of several TOMRA X2s.

and durable light-weight granulators. These technology developments have resulted in several patent applications. There are a number of potential markets for TOMRA's non-deposit solutions in Europe, Asia, the United States, and Brazil. In 2003, significant resources were spent on mapping opportunities in several European countries, and discussions with local stakeholders have progressed in the United Kingdom and France.
Based on such market discussions, TOMRA expects to pilot its new recycling center concept in 2004. In Japan, TOMRA installed 28 machines in Mizuho municipality during 2003. The company is accelerating its search to find partners with a nationwide distribution network in order to be well positioned for further growth in Japan.

TOMRA's primary activity in Brazil is collection and recycling of used aluminum packaging. Consumption of beverages sold in aluminum cans dropped by approximately 13 percent in 2003 due to the overall depressed macroeconomic situation. As a consequence, used beverage container collection volumes dropped at a similar rate, which negatively impacted TOMRA's operations in Brazil. Revenues measured in USD were down by two percent relative to 2002, and declined in NOK by 14 percent to NOK 368 million. TOMRA maintained a market share within used aluminum can collection of 31 percent despite the challenging economic environment.

CORPORATE GOVERNANCE

Corporate governance in TOMRA is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders and other stakeholders. TOMRA's Corporate Governance Policy, Core Values and Leadership Principles are aligned to ensure a sustained development of TOMRA. The company's Corporate Governance Policy outlines the role of the Board and its various committees, the criteria for independence of directors, the guidelines for the compensation of the Board, as well as other pertinent items relevant to corporate governance. TOMRA's complete Corporate Governance Policy document is included in this report on page 32, and may also be accessed at the company's home page at www.tomra.com.

A comprehensive Code of Conduct, applicable to all leaders and employees, has also been established. The code covers all relevant business ethical issues, such as guidelines for conflict of interest, hiring of relatives, business gifts, security standards, buying and selling of TOMRA shares and other pertinent issues. All employees will be required to sign the code during 2004.

SHAREHOLDERS AND CAPITAL

The number of shareholders increased in 2003 to 13,649 at the end of the year, up from 12,291 at the beginning of the year. The TOMRA share price was NOK 40.10 at the end of 2003, down 11 percent from NOK 45.10 at the beginning of the year. The portion of shares held outside Norway was 57.5 percent at the beginning of the year and 48.2 percent as of 31 December 2003. The liquidity in the share improved to a total of 455 million shares traded in 2003, compared to 342 million the previous year. The total number of shares at


helping the world recycle

Tomra's reverse vending machines can fit into a variety of environments. Pictured here is a TOMRA 83 HCp installation in a park in Mizuho City, Japan.

the end of the year equalled 178.5 million with face value of NOK 1.

ORGANIZATION, HEALTH, ENVIRONMENT AND SAFETY
The number of employees in Tomra Group at the end of 2003 was 1,976, of which 253 worked in Norway, compared to respectively 2,048 and 246 at the end of 2002. The sickness absence rate for Tomra Systems ASA was 2.9 percent in 2003 and 2.0 percent in 2002. The number of work-related injuries requiring attention beyond basic first aid in the Tomra Group has been reduced from 308 in 2002 to 253 in 2003.

TOMRA measures the customer satisfaction through regular surveys. The survey results have been positive over the past several years. Tomra Systems ASA is certified to the ISO 9001 quality management standard, which is used to guide its continuous quality improvement process.

An internal survey is carried out among all employees providing feedback as to what extent the individual organizational units practice the company Core Values. The results are used to further develop the company's organizational development strategy. TOMRA also applies an integrated management system, which incorporates goal- and result-orientation throughout the entire organization.

TOMRA facilitates equal opportunities and opportunities for professional and personal development for all employees. Employment at TOMRA is based on qualifications, merits, abilities and potential. TOMRA does not discriminate in employment opportunities or practices on the basis of race, color, religion, sex, national origin, age, disability, sexual orientation or any other attribute.

Female employees comprised 20 percent of all employees and 18 percent of all managers at the end of 2003. Furthermore, two out of eleven members of the Tomra Group Executive Committee, and two out of six members of TOMRA's Board of Directors, were women.

TOMRA's Mission and Business Concept challenges TOMRA to continue to further strengthen its environmental engagement and responsibility. Tomra Systems ASA is certified to the ISO 14001 environmental management standard, and has made its environmental improvement objectives publicly available since 1998.

TOMRA's negative impact on the environment is derived from the usage of energy in buildings, industrial processes and the vehicle fleet; the generation of waste; greenhouse gas emissions from TOMRA's use of fossil-fuel based energy; and from consumption and release of water. TOMRA's positive impact on the environment rests primarily with the energy and materials savings resulting from the recycling of used beverage containers. Quantified details on the magnitude of TOMRA's negative and positive environmental impacts are presented in the Management Report. TOMRA's CSR policy and environmental program is available in full at www.tomra.com.

Jan Chr. Opsahl Board Chair Sign.	Svein S. Jacobsen Sign.	Jørgen Randers Sign.	Hanne de Mora Sign.	Klaus Nærø Sign.	Solveig Steinmo Sign.

Erik Thorsen
President (CEO)
Sign.

Profit and Loss Statement

TOMRA SYSTEMS ASA					GROUP		
2003	2002	2001	Figures in NOK million	Notes	2003	2002	2001
448.5	492.1	406.9	Operating revenues	2	2 462.8	2 673.9	2 924.4
			OPERATING EXPENSES				
330.0	405.8	285.8	Cost of goods sold	3	1 083.0	1 194.8	1 373.2
97.0	83.1	66.3	Labor cost and social expenses	4,14	717.4	703.6	778.8
8.7	8.2	6.7	Ordinary depreciation	9	172.8	192.9	240.0
-	-	-	Write-down of fixed assets	9	-	-	286.8
24.1	32.5	30.6	Other operating expenses	8,9	247.8	252.9	286.0
459.8	529.6	389.4	Total operating expenses		2 221.0	2 344.2	2 964.8
(11.3)	(37.5)	17.5	Operating profit		241.8	329.7	(40.4)
			FINANCIAL ITEMS				
-	-	-	Profit from affiliated companies	13	1.0	2.4	(2.4)
200.0	-	-	Dividend from subsidiaries		-	-	-
70.0	126.9	184.7	Financial income		69.0	103.7	112.0
27.4	47.3	4.4	Financial expenses		27.0	29.4	6.7
242.6	79.6	180.3	Net financial items	5	43.0	76.7	102.9
231.3	42.1	197.8	Ordinary profit before taxes		284.8	406.4	62.5
-	-	-	Other items	6	(35.0)	-	(12.1)
16.7	12.1	59.6	Taxes ordinary profit	10	97.5	126.0	38.9
-	-	-	Taxes exceptional items	10	(10.3)	-	(4.9)
214.6	30.0	138.2	Net profit		162.6	280.4	16.4
			Minority interest		(17.9)	(23.8)	(31.1)
			ALLOCATED AS FOLLOWS				
53.5	44.6	35.6	Dividends				
161.1	(14.6)	102.6	Other equity				
214.6	30.0	138.2	Total allocated				
			Earnings per share	17	0.81	1.44	(0.08)
			Earnings per share, ex. other items	17	0.95	1.44	(0.04)
			Earnings per share, fully diluted	17	0.81	1.44	(0.08)

Asker, 11 February 2004

Jan Chr. Opsahl
Board Chair
Sign.

Svein S. Jacobsen
Sign.

Jørgen Randers
Sign.

Hanne de Mora
Sign.

Klaus Nærø
Sign.

Solveig Steinmo
Sign.

Erik Thorsen
President (CEO)
Sign.

Balance sheet as of 31 December

TOMRA SYSTEMS ASA				GROUP	
2003	**2002**	**Figures in NOK million**	**Notes**	**2003**	**2002**
		ASSETS			
		FIXED ASSETS			
11.3	6.9	Deferred tax assets	10	122.2	130.5
	-	Goodwill	9,18	379.8	379.9
11.3	6.9	Total intangible fixed assets		502.0	510.4
22.6	24.3	Real property, fixed assets	9	414.2	436.5
	-	Leasing equipment	9	172.7	181.2
22.6	24.3	Total tangible fixed assets		586.9	617.7
1 541.4	1 535.4	Investments in subsidiaries	13,18		-
35.0	658.9	Intra Group loans			-
	-	Investments in affiliated companies	13	42.9	43.8
	-	Investments in shares		3.5	4.0
16.0	20.2	Pension funds	14	16.0	20.2
	-	Long-term receivables	2	171.8	144.6
1 592.4	2 214.5	Total financial fixed assets		234.2	212.6
1 626.3	2 245.7	Total fixed assets		1 323.1	1 340.7
		CURRENT ASSETS			
2.3	2.8	Inventory	3	404.7	308.1
	-	Accounts receivables		467.3	394.5
847.2	163.6	Intra Group receivables			-
5.6	5.4	Other short-term receivables		108.2	75.9
852.8	169.0	Total receivables	8	575.5	470.4
881.0	727.3	Bank deposits, cash etc.		1 083.4	1 017.3
1 736.1	899.1	Total current assets		2 063.6	1 795.8
3 362.4	3 144.8	Total assets		3 386.7	3 136.5
		LIABILITIES AND EQUITY			
		EQUITY			
178.5	178.5	Share capital		178.5	178.5
1 418.3	1 418.3	Share premium reserve		1 418.3	1 418.3
1 596.8	1 596.8	Paid-in capital		1 596.8	1 596.8
1 390.5	1 229.5	Retained earnings		996.5	873.3
1 390.5	1 229.5	Total retained earnings		996.5	873.3
	-	Minority interest		119.2	118.2
2 987.3	2 826.3	Total equity	17	2 712.5	2 588.3
		LONG TERM LIABILITIES			
	-	Deferred tax liabilities	10	10.1	17.8
12.5	17.5	Other long term liabilities	7	105.1	38.0
12.5	17.5	Total long-term liabilities		115.2	55.8
		CURRENT LIABILITIES			
	-	Liabilities to financial institutions	7	4.1	15.2
7.8	4.8	Accounts payable		174.3	173.8
195.0	144.3	Intra Group short-term debt			
21.8	63.2	Taxes payable	10	50.9	92.0
138.0	88.7	Other current liabilities	11	329.7	211.4
362.6	301.0	Total current liabilities		559.0	492.4
375.1	318.5	Total liabilities		674.2	548.2
3 362.4	3 144.8	Total liabilities and equity		3 386.7	3 136.5
64.3	47.4	Warranty liabilities		64.3	30.6

Cash flow analysis

TOMRA SYSTEMS ASA				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
			CASH FLOW FROM OPERATING ACTIVITIES			
231.2	42.1	197.8	Ordinary profit before taxes	284.8	406.4	62.5
(62.4)	(72.6)	(4.4)	Taxes paid	(134.3)	(154.0)	(119.2)
-	-	-	(Gain)/losses from sales of fixed assets		(0.8)	13.1
8.7	8.2	6.7	Ordinary depreciation	172.8	192.9	240.0
	28.5	-	Write-down fixed assets	8.4	-	286.8
0.5	(0.2)	(1.8)	Net change in inventory	(83.2)	(52.2)	7.0
(0.3)	14.7	74.0	Net change in receivables	(120.8)	26.9	121.5
3.0	(6.1)	3.7	Net change in payables	0.4	(21.1)	51.5
3.2	3.2	2.4	Difference between booked costs on pension funds and actual cash payments to these funds	3.2	3.2	2.4
	-	-	Effect of changes in exchange rates	(10.0)	36.8	(49.4)
	-	-	Profit before taxes from affiliated companies	(1.0)	(2.4)	2.4
41.3	0.8	0.3	Changes in other balance sheet items	96.7	65.2	(59.0)
225.2	18.6	278.7	Net cash flow from operating activities	217.0	500.9	559.6
			CASH FLOW FROM INVESTING ACTIVITIES			
	-	-	Proceeds from sales of fixed assets	25.9	3.2	33.5
(7.0)	(11.8)	(16.1)	Investments in fixed assets [1]	(150.8)	(158.1)	(680.2)
	-	-	Proceeds from sales of shares	0.8	(0.5)	0.3
(6.0)	-	(269.0)	Investments in shares	1.0	0.3	(6.2)
(13.0)	(11.8)	(285.1)	Net cash flow from investing activities	(123.1)	(155.1)	(652.6)
			CASH FLOW FROM FINANCING ACTIVITIES			
(8.9)	315.9	-	Payments from loan from subsidiaries		-	-
(5.0)	(5.0)	(5.0)	Repayments of long-term debt	28.7	4.9	(1.2)
	-	(133.5)	Payments of loans		-	(20.2)
	-	-	Net change of bank overdraft	(11.1)	(3.2)	18.4
	14.2	121.9	New equity, share issues		14.2	121.9
(44.6)	(35.7)	(35.6)	Dividend paid	(44.6)	(35.7)	(35.6)
(58.5)	289.4	(52.2)	Net cash flow from financing activities	(27.0)	(19.8)	83.3
	-	-	Exchange rate effect on cash	(0.8)	(6.3)	(4.7)
153.7	296.2	(58.6)	Net change in cash/cash equivalents	66.1	319.7	(14.4)
727.3	431.1	489.7	Cash and cash equivalents 1 January	1 017.3	697.6	712.0
881.0	727.3	431.1	Cash and cash equivalents 31 December [2]	1 083.4	1 017.3	697.6

1) "Investments in fixed assets" includes the opening balance of subsidiaries purchased and consolidated for the first time in the fiscal year.

2) Includes restricted bank deposits totaling NOK 4.3 million for the parent company and NOK 6.6 million for the Group.

Consolidation and accounting principles

GENERAL

BUSINESS CONCEPT AND CUSTOMERS

TOMRA designs and operates cost-effective systems for recovering packaging for reuse and recycling. Added value is created for each customer through excellence in service and innovation.

TOMRA's customers, retailers and beverage producers, are located in Europe, North- and South America.

BASIC PRINCIPLES

The financial statements, which have been presented in compliance with the Norwegian Companies Act, the Norwegian Accounting Act and Norwegian generally accepted accounting principles, consist of the profit and loss statement, balance sheet, cash flow statement and notes to the accounts.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations and congruence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognized.

Estimates and assumptions that may affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the period, are prepared by management based upon their best knowledge at reporting date. Actual results may differ from those estimates.

REPORTING STRUCTURE

Revenues from the companies in the Tomra Group is reported as follows:

TOMRA SYSTEMS ASA	
BU Europe	**BU North America**
Tomra Europe AS (N)	Tomra North America Inc.(CT)
Tomra Butikksystemer AS (N)	Tomra Systems Inc. (CAN)
Tomra Systems AB (S)	Tomra Metro LLC (CT,NY)
OY Tomra AB (FIN)	Mobile Redemp. Inc. (CT,MA)
Tomra System AS (DK)	BICS LLC (72 %) (NY)
Tomra Systems BV (NL)	TNYR LLC (70 %) (NY)
Tomra Systems GmbH (D)	Upstate Tomra LLC (55 %)
Tomra Leergutsysteme GmbH (A)	Tomra Mass. (55 %) (MA)
Tomra Systems SA (F)	Halton System Inc. (ME)
Tomra AG (SWI) (50.5 %)	Les Systems Inc. (CAN)
Tomra Systems NV (BEL)	Camco Recycling Inc. (67 %) (CAN)
B-burken AB (S)	Tomra Pacific Inc. (CA)
Halton System GmbH (D)	UBCR (51 %) (MI)
	UltrePET LLC (49 %)
BU South America	
Tomra South America SA (BRA)	**Production Units**
Tomra Latasa Reciclagem SA (70 %) (BRA)	Tomra Production AS (N)
Tomra Brazil SA (BRA)	Tomra Systems OY (FIN)
Other	
Tomra Japan Asia Pacific KK (JAP)	

CONSOLIDATION PRINCIPLES

CONSOLIDATED COMPANIES

The consolidated accounts include the parent company Tomra Systems ASA and companies in which the parent company has a controlling influence. Subsidiaries acquired or sold during the course of the year are included in the profit and loss statement as of the date of purchase, or up to and including the date of sale.

ELIMINATION OF SHARES IN SUBSIDIARIES

Shares in subsidiaries are eliminated on the basis of the past equity method. The difference between the book value of shares in subsidiaries and book value of the subsidiaries' equity at the time such shares were acquired is analyzed and posted to the balance sheet items to which the excess amounts relate. Goodwill represents the excess of the purchase price paid for acquisitions above net assets acquired and is amortized on a straight-line basis, based on expected earnings (See Note 9).

CURRENCY TRANSLATION FOR FOREIGN SUBSIDIARIES

The profit and loss statements for foreign subsidiaries prepared in foreign currencies are translated on the basis of average exchange rates for the year. The balance sheet is converted on the basis of the exchange rates on 31 December. Translation differences are shown as a separate item and charged directly to the Group's equity.

MINORITY INTERESTS

The minority interests part of the net profit and equity, is classified as a separate item in the profit and loss statement and balance sheet.

CHANGED OWNERSHIP IN SUBSIDIARIES

By successive acquisitions in subsidiaries, fair value of assets and liabilities are established the first time consolidation take place. Fair value of assets and liabilities are not adjusted on subsequent acquisitions, with the exception of goodwill, which is analyzed at the time of each purchase.

At the time of a decrease of ownership in subsidiaries, the minority's costprice and excess value are analyzed and amortized based on the expected earnings as a correction to the minority's part of the year's net profit.

INTERNAL TRANSACTIONS/INTRACOMPANY ITEMS

All purchases and sales between Group companies, intra-Group expenses, as well as receivables and liabilities have been eliminated in the consolidated statements.

AFFILIATED COMPANIES

Affiliated companies, in which TOMRA has an ownership interest of 20-50 percent and significant influence over operation and financial decisions, are included in the consolidated accounts based on the equity method. The Group's share of the profit before taxes from affiliated companies, adjusted for depreciation of goodwill, is reported under financial items in the profit and loss statement.

VALUATION AND CLASSIFICATION PRINCIPLES

REVENUE RECOGNITION

Revenue on product sales and sales-type leases of the company's products is generally recognized at the time of installation. Revenue on service contracts and operating leases of the company's products is recognized over the terms of the related agreements. Other service revenue is recognized when services are provided.

COST RECOGNITION

Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

START-UP AND DEVELOPMENT COSTS

Start-up and research and development costs are expensed as they are incurred.

INTANGIBLES

Intangibles consist of goodwill, entitlement to trademarks and non-competition agreements. The amortization rates for goodwill are based on the expected future earnings of the companies acquired at the date of acquisition and are re-evaluated periodically. Other intangibles are amortized over the term of the contract. Impairment-testing is performed at year end, and no write-down was found necessary.

TANGIBLE FIXED ASSETS

Fixed assets are entered in the accounts at original cost, with deductions for accumulated depreciation and write-down. If the fair value of a fixed asset is lower than book value, and the decline in value is not temporary, the fixed asset will be written down to fair value. Based on the acquisition cost, straight-line depreciation is applied over the economic life of the fixed assets.

SHARES

Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost, unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

INVENTORY VALUATION

Inventories of raw materials are valued at either acquisition cost or actual value, whichever is lower. Work in progress and finished products are also valued according to whichever is lower, the cost to manufacture or the net realizable value. Spare parts and parts held by service agents are valued at cost. A deduction is made for obsolescence when necessary.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES

Receivables and liabilities are booked at the exchange rate at the date of the balance sheet.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less. The parent company presents total bank deposits in the international cash pool, while the subsidiaries presents their share of the international cash pool as intra-group balances.

PENSION OBLIGATIONS

Pension obligations related to insured pensions, as well as the pension premium reserve, are included in the balance sheet using the net principle. See Note 14 for further details concerning pension obligations.

WARRANTY ALLOCATIONS

A general provision has been made for future warranty costs based on the previous year's turnover in all Group companies.

TAXES

The tax charge in the profit and loss accounts includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after setting off negative timing differences and losses carried forward under the liability method in accordance with the rules set out in the Norwegian Accounting Standard. See Note 10 "Taxes."

EARNINGS PER SHARE

Earnings per share have been computed based upon the weighted average number of common shares and share equivalents outstanding during each period. Common share equivalent recognizes the potential dilutive effects of future exercises of common share warrants and employee incentive programs payable in company shares.

CASH FLOW STATEMENT

The cash flow statement is compiled using the indirect method. Cash and cash substitutes include cash, bank deposits and other short-term investments with terms not exceeding three months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

Notes

1 Transition to IFRS

For reporting periods beginning on or after 1 January 2005, the consolidated accounts of Tomra Systems ASA must comply with International Financial Reporting Standards (IFRS) endorsed by the European Union and Norway.

Impact of conversion on consolidated group financial statements
The financial statements for 2003 have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (N-GAAP). The differences between IFRS and N-GAAP identified to date as potentially having a significant effect on the consolidated financial statements are summarized below. The summary should not be taken as an exhaustive list of all the differences between IFRS and N-GAAP that potentially have a significant impact upon the consolidated financial statements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The group has not completed its quantification of the differences discussed below. The consolidated financial performance and financial position as disclosed in these financial statements may be significantly different if determined in accordance with IFRS.

The Norwegian Accounting Act is under revision. In addition, the Norwegian Accounting Standards Board and IFRS have significant ongoing projects that could affect the differences between IFRS and N-GAAP described below and the impact of these differences relative to the consolidated financial statements in the future. The potential impacts on the consolidated financial statements of the adoption of IFRS will depend on the particular circumstances prevailing on adoption of IFRS on 1 January 2005 and how Tomra Systems ASA choose to adopt IFRS 1.

The major differences between N-GAAP and IFRS identified to date as potentially having a significant effect on the consolidated financial statements of TOMRA are as follows:

Development
Development costs will according to IFRS be capitalized and amortized over the economic life, while after N-GAAP theses costs has been booked as current expenses. A change of principle will increase TOMRA's reported operating profit in periods with increased development activities, and decrease it in periods with reduced development activities.

Goodwill
When implementing IFRS amortization of goodwill will be replaced by regular impairment testing. The change in principle will under normal circumstances increase TOMRA's operating profit, due to no amortization.

Share-based payment
According to IFRS regarding share-based payment, the market value of stock options to employees should be charged through the P/L. If adopted, this standard will decrease TOMRA's operating profit.

Currency
IAS 39 regarding treatment of currency is still on submission. Depending on how the final principles will be and how TOMRA chooses to implement it, the change in principles might effect both the P/L and the balance sheet for the consolidated statement.

Employee Benefits
When implementing IFRS the "deferred deviations" in the consolidated statement will be booked against equity. The basis for calculation will also be reconsidered. This principle will decrease the equity in the consolidated statement.

2 Operating revenues

REVENUES BY ACTIVITY

TOMRA's activities are based on handling of beverage containers. This represents one value chain, and TOMRA has not identified business segments according to NRS 10. TOMRA has still in the table below given an overview on where in the value chain they are represented and have activities. It is emphasized that the table below is made based on judgement, and is only for external reporting. There is no such consolidated information that distributes revenues and costs on each business activity, or other formats of activity reporting available for internal use.

Figures in NOK million	2003	2002	2001	2003	2002	2001
BU Europe						
Sales, leasing	564	633	597	22.9 %	23.7 %	20.4 %
Service	331	282	295	13.4 %	10.5 %	10.1 %
Administration & promotion	15	18	18	0.6 %	0.7 %	0.6 %
BU Europe total	910	933	910	36.9 %	34.9 %	31.1 %
BU North America						
Sales, leasing	215	235	166	8.7 %	8.8 %	5.7 %
Service	77	107	132	3.2 %	4.0 %	4.5 %
Materials handling	648	708	1 050	26.3 %	26.5 %	35.9 %
Recycling centers	183	195	242	7.4 %	7.3 %	8.3 %
Administration & promotion	57	65	96	2.3 %	2.4 %	3.3 %
BU North America total	1 180	1 310	1 686	47.9 %	49.0 %	57.7 %
Non-deposit markets						
Sales, leasing	5	6	4	0.2 %	0.2 %	0.1 %
Materials handling	217	170	142	8.8 %	6.4 %	4.9 %
Recycling centers	151	255	182	6.2 %	9.5 %	6.2 %
Non-deposit markets total	373	431	328	15.2 %	16.1 %	11.2 %
Tomra Group						
Sales, leasing	784	874	767	31.8 %	32.7 %	26.2 %
Service	408	389	427	16.6 %	14.5 %	14.6 %
Materials handling	865	878	1 192	35.1 %	32.9 %	40.8 %
Recycling centers	334	450	424	13.6 %	16.8 %	14.5 %
Administration & promotion	72	83	114	2.9 %	3.1 %	3.9 %
Total operating revenues	2 463	2 674	2 924	100.0 %	100.0 %	100.0 %

REVENUES BY MARKET

Ninety-three percent of TOMRA's balance sheet is geographically placed in the primary markets in North America and Europe. The earnings- and risk profiles in these markets are mainly similar.

TOMRA's subsidiaries and customers are to a constantly larger degree regional or global, and can therefore represent more than one region. Where income is earned therefore is based on judgement. To give markets and investors the best possible basis to evaluate TOMRA's activities, a table showing the markets where TOMRA is represented is provided below. It is emphasized that the distribution is based on judgement.

Figures in NOK million	2003	2002	2001	2003	2002	2001
BU Europe						
Germany	239	194	225	9.7 %	7.3 %	7.7 %
Sweden	207	133	122	8.4 %	5.0 %	4.2 %
Finland	111	113	105	4.5 %	4.2 %	3.6 %
Netherlands	86	81	180	3.5 %	3.0 %	6.2 %
Norway	76	66	77	3.1 %	2.5 %	2.6 %
Denmark	71	227	58	2.9 %	8.5 %	2.0 %
Austria	61	55	52	2.5 %	2.1 %	1.8 %
Belgium	25	20	42	1.0 %	0.8 %	1.4 %
Switzerland	17	30	37	0.7 %	1.1 %	1.3 %
Others	17	14	12	0.7 %	0.4 %	0.4 %
BU Europe total	910	933	910	37.0 %	34.9 %	31.2 %
BU North America						
New York	358	405	473	14.5 %	15.1 %	16.2 %
California	295	304	597	12.0 %	11.4 %	20.4 %
Michigan	228	289	236	9.3 %	10.8 %	8.1 %
Canada	100	94	97	4.1 %	3.5 %	3.3 %
Connecticut	97	92	85	3.9 %	3.4 %	2.9 %
Massachusetts	94	104	108	3.8 %	3.9 %	3.7 %
Others	8	22	90	0.3 %	0.9 %	3.0 %
BU North America total	1 180	1 310	1 686	47.9 %	49.0 %	57.6 %
Non-deposit markets						
Brasil	368	425	324	14.9 %	15.9 %	11.1 %
Others	5	6	4	0.2 %	0.2 %	0.1 %
Non-deposit markets total	373	431	328	15.1 %	16.1 %	11.2 %
Total operating revenues	2 463	2 674	2 924	100.0 %	100.0 %	100.0 %

BALANCE BY MARKET

The table shows the geographical distribution of the Group's balance sheet. The Group's production and development units in Heinola (Finland), Lier (Norway), and the headquarters in Asker (Norway), is reported under "others."

	2003					2002				
Figures in NOK million	Europe	North America	South America	Others	TOTAL	Europe	North America	South America	Others	TOTAL
Intangible assets	120.5	225.5	145.8	10.2	502.0	112.9	253.3	132.1	12.1	510.4
Real property, fixed assets	20.4	453.8	40.5	72.2	586.9	22.2	477.9	37.0	80.6	617.7
Interest bearing fixed assets	-	97.2	-		97.2	-	59.0	-	-	59.0
Other financial fixed assets	17.5	103.0	0.1	16.4	137.0	24.0	128.2	0.1	1.3	153.6
Total fixed assets	158.4	879.5	186.4	98.8	1 323.1	159.1	918.4	169.2	94.0	1 340.7
Inventory	105.1	165.0	2.0	132.6	404.7	79.9	139.1	1.7	87.4	308.1
Receiveables	213.4	321.6	17.5	23.1	575.6	135.4	301.1	13.7	20.2	470.4
Bank deposits, cash etc.	256.2	120.7	49.1	657.3	1 083.3	204.6	193.5	31.9	587.3	1 017.3
Total current assets	574.7	607.3	68.6	813.0	2 063.6	419.9	633.7	47.3	694.9	1 795.8
Total assets	733.1	1 486.8	255.0	911.8	3 386.7	579.0	1 552.1	216.5	788.9	3 136.5
Equity	403.8	741.5	235.0	1 332.2	2 712.5	315.6	736.0	196.2	1 340.5	2 588.3
Interest bearing liabilities	118.7	504.6	-	(565.1)	58.2	133.5	585.8	-	(666.1)	53.2
Non-interest bearing liabilities	210.6	240.7	20.0	144.7	616.0	129.9	230.3	20.3	114.5	495.0
Total liabilities and equity	733.1	1 486.8	255.0	911.8	3 386.7	579.0	1 552.1	216.5	788.9	3 136.5

3 Cost of goods sold/Inventory

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
			COST OF GOODS SOLD			
330.0	405.8	285.8	Cost of goods sold, gross	1 028.7	1 179.7	1 384.0
	-	-	Change in inventory	54.3	15.1	(10.8)
330.0	405.8	285.8	Cost of goods sold, net	1 083.0	1 194.8	1 373.2
			INVENTORY			
			Raw materials	105.3	63.0	
	-		Work in progress	26.5	14.2	
2.3	2.8		Finished goods	142.5	118.0	
			Spare parts	130.4	112.9	
2.3	2.8		Total inventory	404.7	308.1	

4 Labor cost

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
75.4	70.0	43.8	Salary	609.2	597.1	637.9
16.7	10.0	17.1	Social security tax/pension cost	88.4	81.8	100.3
4.9	3.1	5.4	Other social expenses	19.8	24.7	40.6
97.0	83.1	66.3	Total labor cost	717.4	703.6	778.8
145	110	113	Average number of employees	2 024	2 010	1 912

5 Financial Items

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
			Profit from affiliated companies	1.0	2.4	(2.4)
200.0	-	-	Dividend from subsidiaries		-	-
70.0	87.3	146.0	Interest income 1)	69.0	64.1	37.2
	39.6	38.7	Foreign exchange gain		39.6	74.8
70.0	126.9	184.7	Total financial income	69.0	103.7	112.0
6.4	3.8	4.4	Interest expenses 1)	4.0	6.0	6.7
17.0	-	-	Foreign exchange loss	17.0	-	-
4.0	43.5	-	Other financial expenses	6.1	23.4	-
27.4	47.3	4.4	Total financial expenses	27.0	29.4	6.7
242.6	79.6	180.3	Net financial income and expenses	43.0	76.7	102.9

1) Interest income and expenses for the parent company, includes interest income and expenses from subsidiaries of respectively NOK 23.6 million and NOK 5.3 million.

6 Other Items

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
	-	-	Loss related to Tomra Systems OY	(35.0)	-	-
	-	-	Loss related to Wise Metals Group		-	42.1
	-	-	Loss related to Pacific		-	(54.2)
	-	-	Total other items	(35.0)	-	(12.1)

TOMRA SYSTEMS OY
In order to increase the productivity of TOMRA's production activities, TOMRA decided to close down the activity in Heinola in Finland and transfer these activities to TOMRA entities in Norway. An accrual of NOK 35 million in fourth quarter 2003 has been booked to cover the restructuring costs.

7 Interest-bearing liabilities

Annual instalments on long-term loans are NOK 9.1 million. The loan has been submitted with negative pledge agreements. NOK 15.4 million of the total debt is due more than five years after the balance day. Unused, committed drawing rights per 31 December 2003 are NOK 50.0 million for the Group. The interest bearing share of long-term liabilities accounts for NOK 12.5 million for the parent company and NOK 54.1 million for the group.

8 Receivables

PARENT COMPANY			GROUP	
2003	2002	Figures in NOK million	2003	2002
		Accounts receivables, gross	479.2	405.4
847.2	163.6	Intra group short-term receivables		-
5.6	5.4	Other short-term receivables, gross	108.2	75.9
	-	Provision for bad debt	(11.9)	(10.9)
852.8	169.0	Total receivables	575.5	470.4

Total bad debt written off in 2003 amounted NOK 1.1 million for the Group.
Bad debt written off is reported as other operating expenses.
Receivables with due dates more than one year after the balance day, are reported as fixed assets.

9 Fixed assets

Figures in mill NOK	Buildings & Land	Machinery & Fixtures	Vehicles	Total	Intangibles[4]	Leasing equipment
GROUP [1]						
Historical cost 1 January 2003	237.5	509.2	80.2	826.9	717.8	481.3
Additions this year	8.7	51.4	15.0	75.1	5.9	69.8
Write-off this year [6]	8.4	-	-	8.4	0.3	-
Disposals this year	9.8	26.5	12.4	48.7	2.1	20.4
Accumulated depreciation/write-down [3]	38.1	347.1	45.5	430.7	341.5	358.0
Book value 31 December 2003 [2]	189.9	187.0	37.3	414.2	379.8	172.7
Ordinary depreciation this year	6.5	59.9	10.7	77.1	33.8	61.9
Depreciation rates [5]	2-4 %	10-33 %	15-33 %		5-20 %	14 %
Economic life, until	50 yrs	10 yrs	7 yrs		20 yrs	8 yrs
PARENT COMPANY						
Historical cost 1 January 2003	-	78.5	1.2	79.7		
Additions this year	-	6.4	1.1	7.5		
Disposals this year	-	-	1.0	1.0		
Accumulated depreciation [3]	-	63.3	0.3	63.6		
Book value 31 December 2003	-	21.6	1.0	22.6		
Ordinary depreciation this year	-	8.4	0.3	8.7		
Depreciation rates [5]		15-25 %	20 %			
Economic life, until		7 yrs	5 yrs			

1) Exchange rates as of 31 December 2003 are used in calculating fixed assets of foreign subsidiaries.
2) Including land of NOK 43.2 million.
3) Total accumulated depreciation as of 31 December 2002 was NOK 1,329.5 million for the group and NOK 55.4 million for the parent company. Accumulated write-down per 31 December 2003 was on intangible assets NOK 147.7 million and on buildings & land NOK 8.4 million.
4) Booked value of intangible assets per 31 December 2003 consists of goodwill amounted to NOK 371.2 million and other intangible assets of NOK 8.6 million. Goodwill is depreciated over a maximum of 20 years, which is estimated to be the economic life.
5) All depreciation plans are linear.
6) Write-down relates to Heinola, see note 6.

The Group has in 2003 used NOK 121 million on research, development and other future-oriented projects. The amount is expensed.

Tomra Systems ASA rents its offices in Asker for an annual lease of NOK 10 million with a fixed annual adjustment of 1.9 percent. The lease period is another five years, with the right to renew for additional ten years. TOMRA previously owned the property, and the company has the right to purchase the property back at the end of the initial lease period. The lease contract is not booked in the balance, as it is not seen, according to Norwegian GAAP, as financial leasing.

The companies within the Tomra Group had 7,497 reverse vending machines leased to customers by the end of 2003. The table shows the minimum leasing income from today's lease portfolio. In addition to this income, TOMRA will receive income from materials handling, service contracts etc.

Minimum lease income from the lease portfolio	2004	2005	2006	2007	2008+
Figures in NOK million	46.5	37.2	22.5	9.3	2.3

10 Taxes

PARENT COMPANY				GROUP		
2003	2002	2001	Figures in NOK million	2003	2002	2001
			TAX BASIS			
231.2	42.1	197.8	Profit before taxes			
(200.0)	-	-	Dividend from subsidiaries			
2.2	1.0	(0.1)	Permanent differences			
44.5	184.5	59.8	Change in temporary differences			
77.9	227.6	257.5	Basis for taxes payable			
			TAXES			
21.8	63.8	76.3	Taxes payable	88.7	133.2	180.8
(0.6)	-	-	Overaccrued tax last year	(0.6)	-	-
(4.5)	(51.7)	(16.7)	Net change in deferred taxes	9.4	(7.2)	(141.9)
16.7	12.1	59.6	Tax expense	97.5	126.0	38.9
			Change in deferred taxes exceptional items	(10.3)	-	(4.9)
			Tax expenses exceptional items	(10.3)	-	(4.9)
			Tax rate	34.2 %	31.0 %	62.3 %

Deferred tax represents the net change in deferred tax assets and liabilities through changes in timing differences and loss carried forward. Deferred tax assets and liabilities are presented net of their respective tax effect using tax rate of the applicable jurisdiction applied to amounts which represent future tax deductions or taxes payable and consist of the following as of 31 December.

PARENT COMPANY			GROUP	
2003	2002	Figures in NOK million	2003	2002
		DEFERRED TAX ASSETS		
4.2	(6.9)	Current assets	12.0	16.2
(2.2)	5.1	Fixed assets	(24.6)	(26.6)
13.8	14.4	Current liabilities	19.1	15.6
(4.5)	(5.7)	Pension reserves		
	-	Loss carried forward	115.7	125.3
11.3	6.9	Total tax advantage	122.2	130.5
		DEFERRED TAX LIABILITIES		
		Current assets	(1.4)	(6.9)
		Fixed assets	9.6	10.8
		Current liabilities	(2.6)	8.2
		Pension reserves	4.5	5.7
		Total deferred tax liabilities	10.1	17.8

Negative and positive timing differences, which reverse or may reverse in the same period, are set off. Deferred taxes are calculated on the basis of timing differences and losses carried forward which are set off. Timing differences between different subsidiaries have not been set off. During the period that these differences reverse, the companies will have a taxable net income that is sufficient to realize the deferred tax allowance.

11 Other current liabilities

PARENT COMPANY			GROUP	
2003	2002	Figures in NOK million	2003	2002
14.9	10.9	Tax deductions, sosial security tax, holiday pay	91.4	87.9
	-	Advances from customers	31.9	11.7
69.6	33.2	Non interest-bearing debt	150.4	67.2
53.5	44.6	Accrued dividend	56.0	44.6
138.0	88.7	Total current liabilities	329.7	211.4

12 Shares, loan, and remuneration of Officers

	Share-holding 1)	Loan 3)	Board member fee 4)	Options granted 5)
Jan Chr. Opsahl (Chairman)	128 096		360 000	
Jørgen Randers (Board member)	32 100		180 000	
Svein S. Jacobsen (Board member)	79 692		180 000	
Hanne de Mora (Board member)			180 000	
Klaus Nærø (Employee representative)	3 112		130 000	
Solveig Steinmo (Employee representative)	1 300		0	
Erik Thorsen (CEO) 2)	158 096	1 000 000		763 808
Morthen Johannessen (COO)	121 068	1 000 000		492 770
Terje Hanserud (CTO)	44 868	500 000		285 987
Gregory Knoll (President BU North America)				276 570
André Løvestam (President BU Europe)	25 000			394 570
Espen Gundersen (SVP Finance)		500 000		185 942
Svanaug Bergland (SVP HR Development)		574 239		138 714
Fredrik Witte (Vice President Investor Relations)	100			67 971
José Giosa (President BU South America)				150 628
Connie Kormeseth (Vice President R&D)		500 000		79 142
Trond Johannessen (President Market Development)	1 000			55 314

Loan to employees as of 31 December, amounts to NOK 4.7 million for the parent company and NOK 4.7 million for the Group.

1) SHAREHOLDING
The column shareholding shows number of shares owned by the Board members, officers and companies controlled by them and their families.

2) REMUNERATION CEO
The CEO has received a fixed salary of NOK 2,500,000 and a variable salary of NOK 750,000. He has in addition received fringe benefits of NOK 88,681. The CEO participates in the ordinary pension plan for employees in Norway (retirement age 67 years and 65 percent of base salary in pension, given 30 years within the plan). This year's pension premium is NOK 484,730. For the year 2004, the CEO will be able to earn variable salary of up to NOK 917,000, linked to profit development if goals mentioned are fulfilled. In the event that the President/CEO is dismissed from his position, he is entitled to receive full compensation for twelve months.

3) LOANS TO MANAGEMENT
The loans are secured by mortgage in real estate and are installment and interest free.

4) BOARD MEMBER FEE
The Board member fees relate to the year 2002, paid in 2003.

5) OPTIONS AND OTHER COMPENSATIONS TO MANAGEMENT
Group Management and key personnel granted options as of year-end 2003.

OPTIONS
At the annual General Meeting in 2000, TOMRA established a share bonus program for all employees in fully owned TOMRA companies. Under the plan, all employees in entities meeting their budget were granted up to 1,200 options with a strike price of NOK 68.00, equal to the market price at the beginning of 2000. By end 2003 there are 232,589 options not exercised. Similiar plans was established at the General meetings in 2001, 2002 and 2003, with a strike price of NOK 171.00, NOK 86.00 and NOK 45.10. Not exercised options equals 210,000; 1,310,000; and 900,000.
TOMRA has also a share option plan for management tied to specific performance targets (variable plans).
The plan expires spring 2004.

OUTSTANDING OPTIONS ARE

	Number of shares	Price range per share		
		Low	High	Average
Granted options	6 184 718	41.00	166.50	66.09

AUDTORS' FEES
NOK 0.7 million has been paid out in auditors' fees to KPMG AS for auditing Tomra Systems ASA. NOK 0.- has been paid for consulting services. Total auditors' fees for the Group amounted to NOK 4.8 million, and NOK 2.2 million for consulting services.

13 Shares and investments

Figures in NOK million	Country	Year of acquisition	Vote and owner share	Book value
GROUP COMPANIES				
Tomra North America Inc	USA	1992	100.0 %	1 166.2
Tomra Systems Inc	Canada	1988	100.0 %	42.5
Tomra Systems OY	Finland	1997	100.0 %	21.7
Tomra Europe AS	Norway	1998	100.0 %	10.0
Tomra Production AS	Norway	1998	100.0 %	15.0
Camco Recycling Inc	Canada	2000	67.0 %	16.9
Tomra Japan Asia Pacific KK	Japan	2000	100.0 %	-
Tomra South America SA	Brasil	2001	100.0 %	269.1
Total shares in subsidiaries				1 541.4

Shares in affiliated companies	UltrePET	Tomra s.r.o
Book value 31 December 2002	44.8	(1.0)
Profit before taxes 2003	0.0	1.0
Currency translation difference	(1.9)	0.0
Book value 31 December 2003	42.9	0.0
Equity at date of acquisition	41.0	0.0
Country	USA	Czech republic
Year of acquisition	1999	1998
Vote and share ownership	49.0 %	40.0 %

14 Pension and pension obligations

Figures in NOK million	2003	2002	2001
Net present value of this year's pension earnings	7.0	4.3	4.2
Interest cost of pension obligations	3.9	2.5	2.2
Yield on pension fund	(4.0)	(4.0)	(4.2)
Amortization of deferred deviations	1.6	0.4	0.2
Social security tax	(1.9)	-	-
Net pension costs	6.6	3.2	2.4
FINANCIAL STATUS AS OF 31 DECEMBER			
Pension obligations	(70.6)	(43.0)	
Pension funds at market value	54.2	54.4	
Deferred liability to be amortized	30.5	8.8	
Advanced payment of social security tax	1.9	-	
Pension funds	16.0	20.2	
BASIS FOR CALCULATION			
Discount rate	6.5 %	7.0 %	
Expected wage increase	3.3 %	3.3 %	
Expected increase of base amount	3.3 %	3.3 %	
Expected yield of funds	7.5 %	8.0 %	

Insured pension plans cover all employees in Norway in permanent positions with at least 50 percent of full-time employment. The retirement age is 67 years for all employees. The pension plan is structured as a retirement net agreement in that it guarantees a supplement to the State benefits. There are no other compensation agreements for reductions in State benefits. Except for this plan, no other pension liabilities exist.

The pension plans have been treated for accounting purposes in accordance with the NAS on pension cost. Only the Norwegian companies have pension plans based on benefit principals. The parent company's plan which also covers employees in Tomra Butikksystemer AS, Tomra Europe AS and Tomra Production AS includes 276 employees and nine retirees by year-end 2003. The plan provides rights to defined future benefits. This benefit is mainly dependent upon the number of years within the plan, salary at date of retirement and compensation from the State. The obligations are covered through Gjensidige Liv insurance company. For demographic and resignation factors, normal insurance assumptions have been used.

15 Warranty Liabilities

The minority shareholder, Rexam Beverage Can South America S.A., had an option to sell their 30 percent share in Tomra Latasa Reciclagem SA to Tomra South America SA. The company has signaled that they want to execute this right. The acquisition price is dependent upon Tomra Latasa's historical performance and budgets, and will be subject to negotiations.

16 Off Balance Sheet Items

The responsibility of financing, cash management and financial risk management is centralized and handled by the Finance department of Tomra Systems ASA.

INTEREST RISK
TOMRA's cash surplus is placed mainly in Norwegian kroner with short duration. According to the adopted financing strategy the duration of the portfolio should not exceed six months. At year end our average duration was three months. Interest-bearing liabilities is mainly related to funding of subsidiaries in USA where TOMRA's share of ownership is less than 90 percent. This debt is in USD with a floating interest.

CURRENCY RISK
TOMRA is exposed to changes in Norwegian kroner relative to other currencies. With 97 percent of its income in foreign currencies, a strengthening of the Norwegian kroner will lead to reduced earnings for the Group, measured in Norwegian kroner.

In 2003 the split of revenues in each currency is distributed as:

USD	59 %
EURO	21 %
SEK	8 %
NOK	3 %
OTHER	9 %

A weakening/strengthening of Norwegian kroner of ten percent will normally lead to a 20-30 percent strengthening/weakening in operating profit. Currency fluctuations will in addition affect the book value of assets and liabilities in TOMRA's foreign subsidiaries. Such changes in value will however not have P/L impact as they are booked as translation difference against equity.

Future contracts may be used to secure future cash flows. Hedging may be done for up to 12 months of expected cash flows according to TOMRA's finance strategy.

OUTSTANDING FORWARD FOREIGN EXCHANGE CONTRACTS, AS OF 31 DECEMBER 2003:

Amount forward sold (million)	Currency	Exch. rate	Due date
EURO/NOK	21.0	8.4225	2004
REAL/USD	19.5	2.8884	2004

17 Equity

TOMRA SYSTEMS ASA

Figures in NOK 1000	Share capital	Share premium	Paid-in capital	Retained earnings	Total equity	Number of shares
Balance per 31 December 1998	164 359	150 278	314 637	640 250	954 887	41 089 700
Net profit 1999				119 378	119 378	
Employee placement April 1999	589	20 033	20 622		20 622	41 237 000
Employee placement April 1999	1 726	29 198	30 924		30 924	41 668 500
Execution of warrants May 1999	21	1 317	1 338		1 338	41 673 833
Share issue costs		(239)	(239)		(239)	41 673 833
Stock split 1:1 December 1999						83 347 666
Dividend accruals 1999				(33 339)	(33 339)	
Balance per 31 December 1999	166 695	200 587	367 282	726 289	1 093 571	83 347 666
Net profit 2000				349 021	349 021	
Group contribution 2000				102 000	102 000	
Employee placement March 2000	307	16 943	17 250		17 250	83 501 000
Execution of warrants April 2000	366	18 064	18 430		18 430	83 683 832
Execution of warrants May 2000	250	13 874	14 124		14 124	83 808 832
Private placement September 2000	8 000	1 032 000	1 040 000		1 040 000	87 808 832
Execution of warrants September 2000	50	3 422	3 472		3 472	87 833 832
Execution of warrants November 2000	359	18 199	18 558		18 558	88 013 332
Share issue costs		(18 836)	(18 836)	(61)	(18 897)	
Stock split 1:1 November 2000						176 026 664
Dividend accruals 2000				(35 205)	(35 205)	
Balance per 31 December 2000	176 027	1 284 253	1 460 280	1 142 044	2 602 324	176 026 664
Net profit 2001				138 163	138 163	
Execution of warrants March 2001	2 057	111 774	113 831		113 831	178 083 285
Execution of warrants April 2001	62	4 148	4 210		4 210	178 145 198
Execution of warrants June 2001	26	1 773	1 799		1 799	178 171 659
Execution of warrants November 2001	52	2 706	2 758		2 758	178 223 225
Share issue costs		(269)	(269)	(424)	(693)	
Dividend accruals 2001				(35 645)	(35 645)	
Balance per 31 December 2001	178 224	1 404 385	1 582 609	1 244 138	2 826 747	178 223 225
Net profit 2002				29 990	29 990	
Execution of warrants March 2002	263	13 967	14 230		14 230	178 486 559
Share issue costs		(9)	(9)	(53)	(62)	
Dividend accruals 2002				(44 622)	(44 622)	
Balance per 31 December 2002	178 487	1 418 343	1 596 830	1 229 453	2 826 283	178 486 559
Net profit 2003				214 552	214 552	
Dividend accruals 2003 1)				(53 546)	(53 546)	
Balance per 31 December 2003	178 487	1 418 343	1 596 830	1 390 459	2 987 289	178 486 559

Free equity at the end of 2003 equaled NOK 1,379.2 million.

	2003	2002	2001
Number of shares 31 December	178 486 559	178 486 559	178 223 225
Average number of shares	178 486 559	178 435 335	177 714 765
Average number of shares, fully diluted	178 486 559	178 435 335	179 632 077
Majority equity 31 December (NOK 1000)	2 593 245	2 470 106	2 630 548
Equity per share	14.53	13.84	14.76
Net profit after minority interest (NOK 1000)	144 677	256 644	(14 666)
Earnings per share	0.81	1.44	(0.08)
Earnings per share, fully diluted	0.81	1.44	(0.08)

GROUP

Figures in NOK 1000	Paid-in capital	Currency Translation difference	Retained earnings	Total Majority Equity	Minority Interest	Total Equity
Balance per 31 December 2001	1 582 609	(55 653)	1 103 592	2 630 548	160 406	2 790 954
Net profit			256 644	256 644	23 772	280 416
Equity issue 2002	14 221			14 221		14 221
Changes in translation difference		(381 553)		(381 553)	(57 128)	(438 681)
New consolidated subsidiaries/ dividend minorities			(5 132)	(5 132)	(8 880)	(14 012)
Dividend accruals 2002			(44 622)	(44 622)		(44 622)
Balance per 31 December 2002	1 596 830	(437 206)	1 310 482	2 470 106	118 170	2 588 276
Net profit			144 677	144 677	17 930	162 607
Changes in translation difference		32 008		32 008	(10 718)	21 290
New consolidated subsidiaries/ dividend minorities					(6 182)	(6 182)
Dividend accruals 2003 1)			(53 546)	(53 546)		(53 546)
Balance per 31 December 2003	1 596 830	(405 198)	1 401 613	2 593 245	119 200	2 712 445

1) Accrued dividend is NOK 0.30 per share in 2003

THE COMPANY'S LARGEST SHAREHOLDERS

	Registered at 31 December 2003	Number of shares	Ownership
1.	Folketrygdfondet	18 799 900	10.53 %
2.	JP Morgan Chase Bank Clients Treaty Account	9 718 267	5.44 %
3.	State Street Bank & Client Omnibus D.	6 338 922	3.55 %
4.	Nordea Bank Denmark S/A Nordea (DK) CCA	5 317 271	2.97 %
5.	Clearstream Banking CID Dept, Frankfurt	4 420 467	2.47 %
6.	Vital Forsikring ASA v/DnB Asset Management	3 593 240	2.01 %
7.	Nordea Bank Sweden A C17	3 264 332	1.82 %
8.	Danske Bank A/S 3887 Operations SEC.	3 068 186	1.71 %
9.	Mellon Bank AS Agent Mellon Bank NA A/C Mellon ABN 15 Om	2 811 945	1.57 %
10.	Fidelity Funds-Europ Brown Brothers Harri	2 697 500	1.51 %
11.	Svenska Handelsbanken c/o Handelsbanken AS	2 481 407	1.39 %
12.	Verdipapirfondet AVA c/o Avanse Forvaltning	2 306 327	1.29 %
13.	Gjensidige Nor Sparebank	2 003 749	1.12 %
14.	Dnb Norge	1 834 394	1.02 %
15.	ABN Amro Bank, Copen Clients Account	1 628 769	0.91 %
16.	Storebrand Livsforsikring P980, Aksjefondet	1 606 650	0.90 %
17.	Handelsbanken Helsin Clients Account 2	1 492 900	0.83 %
18.	Skandinavia Enskil A/C Clients Account	1 434 199	0.80 %
19.	Mellon Bank AS Agent Mellon Bank NA A/C Mellon Nominee 1	1 417 628	0.79 %
20.	Lombard Odier Darier General Dossier	1 385 050	0.77 %
	Total	77 621 103	43.49 %
	Other shareholders	100 865 456	56.51 %
	Total (13,649 shareholders)	178 486 559	100.00 %
	Shares owned by Norwegian shareholders	92 577 148	51.87 %
	Shares owned by foreign shareholders	85 909 411	48.13 %
	Total	178 486 559	100.00 %

18 Acquisitions in 2001/2003

TOMRA NV
Tomra Europe AS acquired the Belgian distributor Tomra NV with effect from 1 January 2001. The purchase price of NOK 36.0 million included goodwill of NOK 27.6 million.

USIPACK
TOMRA acquired in January 2001 the Canadian machine producer USIPack. The transaction included goodwill of CAD 2.3 million (NOK 13.2 million).

TOMRA LATASA RECICLAGEM SA
On 7 March 2001, TOMRA acquired 70 percent of the aluminum recycling company Tomra Latasa Reciclagem SA through the Brazilian subsidiary Tomra South America SA. The purchase price of USD 28.0 million included goodwill of NOK 288.4 million.

ELEIKO
Tomra Systems AB acquired in May 2001 the service agreements and technology of their former competitor Eleiko Sanera AB. The acquisition included goodwill of NOK 8.4 million.

OTHER MINOR ACQUISITIONS
TOMRA has additionally made some minor acquisitions. Total purchases included goodwill of NOK 22.1 million in 2001, NOK 12 million in 2002 and NOK 1.5 million in 2003.

CAMCO
On 30 June 2003, TOMRA acquired an additional 16.5 percent of the shares in Camco Recycling Inc. The purchase price of CAD 1.2 million included goodwill of NOK 4.4 million.

Auditor's report 2003

TO THE ANNUAL SHAREHOLDERS' MEETING OF TOMRA SYSTEMS AS

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

We have audited the annual financial statements of Tomra Systems ASA as of 31 December 2003, showing a profit of NOK 214.6 million for the parent company and a profit of NOK 162.6 million for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

BASIS OF OPINION

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway.
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway.
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with the law and regulations.

Oslo, 11 February 2004
KPMG AS

Henning Aass
State Authorised Public Accountant

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only.

Key figures 1999-2003

Figures in NOK million	2003	2002	2001	2000	1999
PROFIT AND LOSS STATEMENT					
Operating revenues	2 463	2 674	2 924	2 718	2 169
Other income		-	-	-	5
Cost of goods sold	1 493	1 551	1 727	1 522	1 192
Depreciation and write-offs	62	74	192	80	66
Gross contribution	908	1 049	1 005	1 116	916
Operating expenses	555	601	608	550	458
Ordinary depreciation/ write-down	111	118	437	100	77
Operating profit	242	330	(40)	466	381
Profit from affiliated companies	1	2	(3)	1	13
Net financial items	42	74	105	26	12
Ordinary profit before taxes	285	406	62	493	406
Other items	(35)	-	(12)	(384)	-
Taxes related to other items	(10)	-	(5)	(121)	-
Taxes related to ordinary profit	97	126	39	154	123
Net profit	163	280	16	76	283
Minority interest	(18)	(24)	(31)	(15)	(6)
ASSETS					
Intangibles	502	510	791	444	364
Real property, fixed assets	414	437	559	546	343
Leasing equipment	173	181	263	253	251
Financial fixed assets	234	213	212	200	271
Total fixed assets	1 323	1 341	1 825	1 443	1 229
Inventory	405	308	299	312	233
Receivables	576	471	672	805	616
Bank deposits, cash, etc.	1 083	1 017	697	712	270
Total current assets	2 064	1 796	1 668	1 829	1 119
Total assets	3 387	3 137	3 493	3 272	2 348
LIABILITES AND EQUITY					
Paid-in capital	1 597	1 597	1 583	1 460	367
Retained earnings	997	873	1 048	1 176	1 192
Minority interest	119	118	160	73	45
Total equity	2 713	2 588	2 791	2 709	1 604
Deferred taxes	10	18	86	77	124
Other long-term liabilities	105	38	38	39	41
Total long-term liabilities	115	56	124	116	165
Liabilities to financial institutions	4	15	18	-	210
Accounts payable	174	174	240	184	151
Other current liabilities	381	304	320	263	218
Total current liabilities	559	493	578	447	579
Total liabilities and equity	3 387	3 137	3 493	3 272	2 348

Figures in NOK million	2003	2002	2001	2000	1999
PROFITABILITY					
Operating margin 1)	9,8 %	12,3 %	-1,4 %	17,1 %	17,6 %
Profit ratio, ordinary profit 2)	11,6 %	15,2 %	2,1 %	18,1 %	18,7 %
Return on equity ex. other items 3)	6,7 %	10,0 %	-0,3 %	15,4 %	19,6 %
Return on total assets, ordinary profit 4)	9,6 %	13,1 %	2,0 %	17,7 %	20,2 %
EBITDA (NOK million) 5)	415	522	589	646	524
CAPITAL DECEMBER 31					
Majority equity (NOK million) 6)	2 594	2 470	2 631	2 636	1 559
Equity ratio 7)	76,6 %	78,7 %	75,3 %	80,6 %	66,4 %
Bankers ratio 8)	3,7	3,6	2,9	4,1	1,9
Acid test 9)	3,0	3,0	2,4	3,4	1,5
Working capital (NOK million) 10)	1 505	1 303	1 090	1 382	540
SHARES					
Share capital 31 December (NOK million)	178,5	178,5	178,2	176,0	166,7
Earnings per share (EPS) 11)	0,81	1,44	(0,08)	0,36	1,67
Earnings per share, ex. other items	0,95	1,44	(0,04)	1,90	1,67
EPS, fully diluted 12)	0,81	1,44	(0,08)	0,35	1,66
Dividend per share, adjusted (NOK)	0,30	0,25	0,20	0,20	0,20
Share price 31 December, adjusted (NOK) 13)	40,10	45,10	86,00	171,00	68,00
Market capitalization (NOK million)	7 155	8 047	15 327	30 101	11 335
Price/earnings ratio (P/E) 14)	42,2	31,3	NEG.	90,0	40,7
EMPLOYEES					
Total employes (average)	2 024	2 010	1 912	1 829	1 724
Sales per employee (1000 NOK)	1 217	1 330	1 529	1 486	1 258

1) Operating profit as a percentage of operating revenues
2) Ordinary profit before taxes as a percentage of operating revenues
3) Net profit exclusive other items after minority interests as a percentage of average equity (as defined in footnote 6)
4) Ordinary profit before taxes and interest expenses as a percentage of average total assets
5) Operating profit exclusive depreciations and write-downs
6) Equity exclusive minority interest
7) Equity as defined in footnote 6 as a percentage of total assets
8) Current assets divided by short-term liabilities
9) Current assets excluding inventories divided by short-term liabilities
10) Current assets less short-term liabilities
11) Net profit after tax divided by average number of shares
12) Net profit after tax divided by average number of shares incl. vested warrants
13) Adjusted for split in 1999 and 2000
14) Stock price as of 31 December, divided by earnings per share exclusive other items

Share and shareholders

TOMRA SHAREHOLDER POLICY

TOMRA endeavors to provide its shareholders and the financial markets with information in so much detail and so frequently that the TOMRA share price correctly reflects the underlying values and the future growth potential of the company. TOMRA seeks to ensure a high return on investment for the shareholders over time. It is TOMRA's policy to maintain a high equity ratio to provide a platform for the company's high growth expectations. Subject to financing needs for TOMRA's growth, TOMRA shareholders can expect a dividend distribution of around twenty percent. TOMRA's Articles of Association, which can be found at www.tomra.com, has no limitations on the transferability of shares, which each carry one vote at the company's general meeting.

CORPORATE GOVERNANCE

A Norwegian working group consisting of several entities including the Oslo Stock Exchange, published in the Fall of 2003 a preliminary recommendation regarding corporate governance for Norwegian companies. TOMRA is closely following the discussion on corporate governance in Norway and internationally, and aspires to adhere to best practice.

CORPORATE GOVERNANCE POLICY

TOMRA's board recently approved TOMRA's new Corporate Governance Policy, which is as follows:

In TOMRA (the Company) corporate governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders, as well as other stakeholders such as employees, suppliers and customers. The following Corporate Governance Policy has been approved by the Board of Directors, and will be reviewed annually or more often if deemed necessary.

1. Role of the Board and Management

The Board of Directors is elected by the shareholders to oversee the management and to assure that the long-term interests of the shareholders and other stakeholders are being served.

2. Functions of the Board

Areas of responsibility In addition to its general oversight of management, the Board also performs a number of specific functions, including:

a. reviewing, approving and monitoring fundamental business and financial strategies and major corporate actions;
b. selecting, hiring and determining the compensation of the CEO, setting his/her goals and ensuring his/her development;
c. reviewing control routines within among other; the accounting, controlling, IT and budgeting functions;
d. assessing major risks facing the Company and reviewing mitigating options;
e. providing counsel on the selection, evaluation and development of senior management; and
f. ensuring processes are in place for maintaining the integrity of the Company.

Evaluation of TOMRA personnel and management In order to meet the Company's goals, every employee including top management, completes an annual Performance Evaluation with their manager. Job Discussions between managers and their subordinates are held in order to define goals to be reached in the coming year. On a regular basis, the Board completes a systematic review of top management, including an annual evaluation of the CEO. Through these processes, the Board seeks to ensure that all employees and management are focused on developing the Company in a coordinated way.

Board meetings The Board holds six to eight regular meetings per year. Two of these meetings are held at TOMRA subsidiaries abroad and are tied to specific, strategic market opportunities. Given the extensive time required for TOMRA Board activities, TOMRA Board members are encouraged to restrict themselves to a maximum of five major board memberships.

3. Board Committees

The Board will at all times have an Audit Committee, a Compensation Committee, a Nominating Committee and any other committees the Board deems appropriate. Each committee will perform its duties as assigned by the Board and in compliance with the Committee's charter.

Audit Committee The Audit Committee, which consists of two external, non-executive Directors, is appointed by the Board to assist it in fulfilling its responsibilities to oversee the Company's internal accounting and audit processes, in monitoring the annual and interim financial reporting and assessing the independence of the external auditors. The committee also provides guidance in identifying, understanding and

Share performance in 2003

The TOMRA share price was NOK 40.10 at the end of 2003, down eleven percent from NOK 45.10 at the beginning of the year. The Oslo Stock Exchange All Share Index increased by 48 percent during the same period. The highest price quoted in 2003 was NOK 58.00 in January, while the lowest was NOK 26.50 in March.

At the end of 2003 the market capitalization of TOMRA was NOK 7.2 billion compared with NOK 8.0 billion at the beginning of the year. Total TOMRA shares traded equalled 455 million during 2003 compared to 342 million in 2002. Tomra Systems ASA and its subsidiaries do not own any TOMRA shares. Non-Norwegian ownership stood at 48.1 percent at the end of 2003, down from 57.5 percent at the beginning of the year.

assessing the Company's operational and financial risk.

Compensation Committee The Compensation Committee, which consists of two external, non-executive directors, assists the Board in fulfilling its responsibilities to determine the compensation policy of the Tomra Group, the compensation of the CEO of TOMRA, any share option programs and pension programs for TOMRA management, and any bonus system and pension programs for TOMRA employees. The Committee also monitors the implementation of the TOMRA compensation policy.

Nominating Committee The Committee, which consists of the TOMRA Board Chair and two external and independent representatives, is appointed by the Board to evaluate and nominate new candidates for the Board, for election by the Annual General Assembly.

4. Size and Selection of Board
Size of Board The Board believes six to eight members is an appropriate size based on the Company's present activity and business complexity. TOMRA's Board of Directors is currently made up of six non-executive members.

Election process External Board members, including the Board Chair, are directly elected by the Company's shareholders. Two Board members are elected from and among TOMRA employees in Norway in compliance with Norwegian regulations.

5. Independence of Board of Directors
All external Directors will be independent. To be defined as independent, an external Director:
a. must not have been employed by the Company in the previous three years;
b. must not have any common interests with other Board members or the CEO; and
c. must not have, or represent, significant business relationships with the Company.

6. Compensation of the Board of Directors
The Board of Directors will annually review and recommend the form and amount of Board member compensation. The Board will also prepare a proposal to be agreed by the Annual General Assembly in respect of the annual remuneration of the Directors.

In recent years it has been TOMRA practice to pay the external Directors a fixed monetary compensation. The employee members of the Board are paid a lower fixed amount, since it is assumed that Board work is undertaken during work hours paid by TOMRA. Remuneration for both external and internal Directors may also incorporate stock options and other forms of compensation.

7. Self–Evaluation of Board of Directors
The Board and each of its committees will conduct an annual self-performance evaluation to determine whether the Board and each of its committees are functioning effectively. The review will be discussed in the full Board once a year.

8. Ethics and Conflicts of Interest
The Board expects TOMRA directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to Tomra Group Code of Conduct and the company's Core Values. If an actual or a potential conflict of interest arises for a director, the director shall promptly inform the Board Chair or the CEO. If a significant conflict exists and cannot be resolved, the director should resign.

9. Reporting of Concerns to Non-Employee Directors
Anyone who is concerned about TOMRA's conduct in any field, including accounting, internal accounting controls or auditing matters, may communicate the concern directly to any non-employee director or to members of the Audit Committee. Such communication may be confidential or anonymous. Any such communication should be submitted in writing, marked "Personal and Confidential," and sent to TOMRA's headquarters marked "TOMRA Audit Committee" or with the name of any non-employee director marked "Personal & Confidential."

OTHER CORPORATE GOVERNANCE ISSUES
Beyond the scope of board and committee responsibilities, Board members could from time to time take on certain consultancy projects related to market development. Such projects would be defined within pre-approved parameters by the Board of Directors and would occur on a limited basis. Board members would be compensated separately for such work. In 2003, no Board member was hired on consultancy projects.

TOMRA Investor Relations contacts

Fredrik Witte
Vice President, Chief Analyst & Investor Relations Officer
Tel. +47 66 79 92 90
Fax +47 66 79 92 50
Mobile +47 970 16 769
E-mail fredrik.witte@tomra.no

Elisabeth W. Sørli
Investor Relations Coordinator
Tel. +47 66 79 92 19
Fax +47 66 79 92 50
Mobile +47 950 40 558
E-mail elisabeth.sorli@tomra.no


150501
3501-2
TOMRA
TP6
TP7
TP8
TP9
TP10
GND



LED3
omron 2062N1
24VDC
MADE IN CHINA
U17
U36
J32
U12
TP39
TP24
TP25
TP9
TP1
TP4
TP2
TP5
TP56
od.0123456789
CviLux E206901
5C 60V VW-1



The TOMRA 83 HCp machine utilizes a high speed sorter that helps ensure pure material fractions.

Social impact

To TOMRA, the social dimension of sustainability primarily means development of the organization's human resources as well as continued fostering of TOMRA's Core Values and Leadership Principles. Being an organization operating in many and diverse markets, our common understanding of our Core Values is more important than ever.

TOMRA CORE VALUES

Integrity, Innovation, Personal Initiative, Fighting Spirit, and Enthusiasm. These five elements stand at the center of TOMRA's value structure, representing the core values of the corporation. We consider these principles to be intrinsically important for the success of our organization, and the basis for the way we conduct ourselves as we strive to achieve our business goals.

VALUE-DRIVEN LEADERSHIP

TOMRA's management philosophy is built on a set of leadership principles that emphasize employee involvement in setting goals and nurturing the needs and desires of employees to help them develop to their full potential. This forms what we call our Integrated Leadership Process. This is an annual process of goal-setting, assessment of achievements at an individual level, and employee and customer surveys that help monitor how well we are practicing TOMRA's core values.

CODE OF CONDUCT

A comprehensive internal Code of Conduct has been issued to help clarify what is regarded acceptable business behavior for all TOMRA leaders and employees. The Code of Conduct deals with issues such as corruption and bribery, conformance to relevant legal requirements, professional behavior and host of other relevant issues. All leaders and employees of the TOMRA group will be asked to sign the Code of Conduct to acknowledge its introduction.

DEVELOPING OUR HUMAN RESOURCES

TOMRA had 1,976 employees at the end of 2003, down from 2,048 at the end of 2002. The share of female employees increased slightly, while the share of employees regarded as ethnic minorities in their country of employment was reduced somewhat. The number of female managers (with at least one directly reporting employee) was recorded for the first time in 2003. The percentage of female managers in TOMRA is 18 percent.

HEALTH AND SAFETY

The number of reportable injuries continues to decline from 308 in 2002 to 253 in 2003. Increased focus on training and the use of protective equipment in the materials handling businesses in the United States and Canada contributes greatly towards this positive trend.

COMMUNITY INVOLVEMENT

TOMRA's community involvement in 2003 has contributed to a number of innovative recycling-related projects, including a program in Brazil which allows schools and other institutions to exchange used beverage containers for useful equipment such as computers and wheelchairs. In another program, TOMRA and the Brazilian supermarket chain Pão de Açúcar collaborated to help fight hunger by providing food in exchange for empty containers.

TOMRA in 2003 also helped several outdoor community events to recycle beverage containers consumed on the premises by providing on-site reverse vending machines. Events such as the Children's Olympics held during the summer in 13 different cities in Finland. And the week long Sziget Festival in Budapest, during which more than 5,500 kilograms of plastic bottles were collected and recycled via TOMRA's machines. By providing this type of assistance, TOMRA can contribute to keeping communities clean and encouraging greater environmental responsibility.

	2003	2002	2001
Number of employees	1 976	2 048	1 994
Female employees %	20	19	19
Female managers (of all managers) %	18	-	-
Ethnic minority employees %	21	27	25
Reportable injuries	253	308	359

Employees per region



140
8
679
1149
Europe
South America
North America
Other

See further details on www.tomra.com

Contact us if you have questions, comments or suggestions related to TOMRA's environmental performance or programs.

Corporate
Aleksander Mortensen
VP Quality & Environment

Tomra Systems ASA
P.O Box 278
1372 Asker
Norway

Tel: +47 66 79 93 63
aleksander.mortensen@tomra.no

North America
Charles W. Riegle Jr.
Director of Business Improvement

Tomra North America, Inc.
480 Lordship Blvd.
Stratford, CT 06615
USA

Tel: +1 203 455 5000
Criegle@tomrana.com

ISO 14001 environmental management system

TOMRA's head office in Norway was certified to ISO 14001 environmental management system in 1999. This certification complemented the already existing ISO 9001 quality management system that was first certified in 1994.

Being certified to ISO 14001 ensures that responsibilities and authority for environmental issues are defined, and that achievements in improving environmental performance are reviewed by a third party auditor each year.

All R&D and reverse vending machine manufacturing units within the TOMRA group are certified to both ISO 9001 and ISO 14001.

INDIRECT ENVIRONMENTAL IMPACTS
The world's consumption of packaged beverages continues to increase. In 2002, the consumption of packaged water, soft drink and beer products equaled about 750 billion units.

With our presence in more than 40 countries worldwide, TOMRA contributes significantly to the collection and recycling of the containers used for these beverages. The environmental benefits resulting from our operations include the saving of energy, avoided greenhouse gas emissions, the reduction of litter, reducing the need for landfill space, and reducing the need to extract virgin materials from the earth to produce new beverage containers.

- **Collection of beverage containers from consumers**
  During 2003, close to 50,000 reverse vending machines manufactured by TOMRA accepted, sorted, compacted and redeemed deposits for 26 billion used beverage containers. That is more than 800 containers each second, all year around. If converted to weight, the containers collected through reverse vending machines manufactured by TOMRA would equal about five million metric tons.

- **Secondary processing of collected material**
  In Canada and the United States, TOMRA is responsible for transportation and secondary processing of used beverage containers. During 2003 TOMRA handled about 340,000 metric tons of container material, all of which was recycled.

- **Aluminum reclamation**
  TOMRA's aluminum reclamation facility in Brazil reclaimed about 46,000 metric tons of aluminum beverage packaging during 2003.

Secondary processing of collected material


metric tons x 1,000
250
200
150
100
50
2001
2002
2003
PET
Aluminum
Glass
Other

Aluminum reclamation


metric tons x 1,000
50
40
30
20
10
2001
2002
2003



TOMRA's container collection and processing activities in Brazil provide the main source of aluminum for Brazil's largest can manufacturer, Rexam.

Design for environment

TOMRA started to research the eco-efficiency of its products and services systematically in 1998. Since then a number of studies have been conducted, and numerous activities have been initiated to help ensure that TOMRA products are the most efficient and environmentally friendly tools for recycling available.

We also are stepping up our efforts in "eco-design" to be fully prepared for more stringent environmental legislation such as the Waste Electric and Electronic Equipment (WEEE) and the Reduction of Hazardous Substances (ROHS) Directives from the European Union.

One such area where we have increased our focus is ensuring that decommissioned reverse vending machines are properly recycled. In 2003, 60 percent of all replaced machines were recycled according to the intentions of the EU's WEEE Directive. A significant number of these machines were refurbished and brought back into operation.

The following eco-design targets have been set for the period 2002-2007:

- Continuation of energy efficiency activities
- Increased use of recycled plastics in construction
- Reduction of excess surface treatment
- Elimination of heavy metals and substances banned by the EU WEEE and ROHS directives (effective 2007) from new TOMRA products by 2006. This includes lead, cadmium, hexavalent chromium and certain flame retardants.

Training and awareness

The only way to achieve our ambitious goals is by engaging the innovative power and competence of our employees. To help encourage this, TOMRA will implement in 2004 a new online environmental training program for leaders and employees called "Think & Act." The program consists of a course that employees can complete online at their own pace, and culminates with an exam that tests the employee's environmental skills. A competition is planned to provide additional incentive for employees to complete the course, and all successful graduates will be awarded the "TOMRA Environmental Expert" diploma.



This sequence shows how refillable bottles are sorted through the machine to the backroom.

tricity in the United States with high carbon content.

Emission of carbon dioxide from the vehicle fleet was down almost 10 percent from 2002 and this can be explained by reductions in the vehicle fleet and improved route planning.

Waste generation

The majority of generated waste stems from transport packaging from RVM manufacturing units, the sales and service network and from TOMRA's material handling units in the US.

A total of 1,650 metric tons of waste was generated from TOMRA's RVM and materials handling operations in 2003, a reduction of 100 metric tons from the previous year. Of this amount, 999 metric tons was sorted into ten different material fractions for recycling. In addition, 81 metric tons of electric and electronic waste from our operations was also collected and recycled.

By-products from the aluminum reclamation activities in Brazil are not reported as waste as these are sold and used for other industrial purposes. The total volume of by-products sold was 9,300 metric tons. In addition, 320 metric tons of pallets were recycled and 541 metric tons of process by-products were landfilled under agreement with the local environmental authorities. The aluminum reclamation facility reclaimed 46,000 metric tons of aluminum during 2003.

Water usage

The amount of water used by TOMRA in 2003 is significantly higher than that reported in previous years. This increase is due to improved water tracking and reporting procedures, and expansion of the water intensive services being offered by TOMRA's materials handling units in North America.

These services are related to the controlled destruction of beverage products that have passed their expiration date. This service is undertaken on behalf of TOMRA's brewery customers. Destruction of expired beverage products requires permits from local environmental authorities, and TOMRA has been granted all relevant permits for this activity.

TOMRA ensures that the packaging material from this process is recycled and that the beverage contents are disposed according to local regulations. After disposal, the destructed product is further processed by local water treatment plants.

After a period of two years to confirm TOMRA's new water consumption baseline, the eco-intensity targets for water will be adjusted accordingly. These new targets therefore will be communicated in the environmental reporting for 2004.

Eco-intensity, waste generation (RVM business)


metric tons/VA
5
4
3
2
1
0
2.3
1.5
1.7
2001
2002
2003

Eco-intensity, water usage


cubic meters/VA
200
160
120
80
40
0
179
36
27
2001
2002
2003
Eco-intensity
Target 2007

Eco-intensity

Eco-intensity is a measure of direct environmental impact per unit of value added. TOMRA's aim is to achieve reductions in eco-intensity over time, i.e. use fewer resources to create equal or increased financial value. Value added is defined as operating revenue minus expenses and depreciation. The accompanying diagram shows TOMRA's eco-intensity figures for 2003 in relation to the respective targets set for 2007.

	Energy	CO2	Waste	Water
2001 baseline	110	27	2.3	36
2003 level	91	27	1.7	179
2007 target	99	24	2.0	32

Environmental impact

While the environmental benefits generated through TOMRA's recycling operations are significant, certain negative environmental impacts, or environmental costs, are generated in the process. TOMRA's aim is to ensure that the environmental benefits resulting from its operations always are greater than the costs, thereby ensuring profit also in the environmental aspect of the organization's balance sheet.

In order to separate environmental costs from environmental benefits, TOMRA reports environmental performance according to two types of environmental impacts: direct and indirect. Direct environmental impacts include negative environmental costs that are generated by TOMRA's activities such as energy usage and waste generation. Indirect environmental impacts include the positive environmental benefits that are generated by TOMRA's activities. These positive impacts are described later in this report.

DIRECT ENVIROMENTAL IMPACTS

TOMRA published its second environmental program in 2002. This program details the improvements that TOMRA aims to achieve by the end of 2007. The environmental targets described in the program are expressed as "eco-intensity" targets in order to ensure normalization of the targets against financial value added over time. The program covers six focus areas: Energy usage; greenhouse emissions; waste generation; water usage; design for environment; and, training and awareness.

Energy usage

Energy usage figures include all significant consumption of vehicle fuels, natural gas and grid electricity within the TOMRA group. The total usage of energy was 90 GWh in 2003, down from 106 GWh in 2002. The vehicle fleet consisted of 704 vehicles at the end of 2003, a reduction from the 731 vehicles operated at the end of 2002. The vehicle fleet in the United States shows the greatest fuel reduction and it is believed that this is due to improved route planning and certain structural changes made to the materials handling operations during 2003.

At current, energy usage is below the target set for 2007. Several factors impact target achievement such as changes to the development of value added and lower than expected growth in energy usage. TOMRA will evaluate the target during 2004.

Greenhouse gas emissions

While emission of greenhouse gases are closely linked to the usage of energy, the eco-intensity ratio for carbon dioxide emissions increased from 2002 to 2003. This is due in part to a relative increase in the usage of coal-derived grid elec-

Eco-intensity, energy

Eco-intensity

Target 2007


MWh/VA
125
100
75
50
25
0
110
99
91
2001
2002
2003

Energy usage 2001-2003


GWh
125
100
75
50
25
0
2001
2002
2003

Vehicle fuels Grid electricity Natural gas Total GWh

Eco-intensity, greenhouse gas emissions

Eco-intensity

Target 2007


tCO_2/VA
50
40
30
20
10
0
27
24
27
2001
2002
2003

Emission of carbon dioxide


metric tons x 1,000
30
24
18
12
6
0
2001
2002
2003

Vehicle fuels Grid electricity Natural gas Total tCO_2

KEY FIGURES, 2003 – 2001				
Economic dimension		**2003**	**2002**	**2001**
Reporting scope	% of group revenue	99	99	100
Operating revenue	MNOK	2 463	2 674	2 924
Value added	MNOK	994	1 139	837
- Hereof salaries	MNOK	717	704	779
- Hereof taxes	MNOK	87	126	35
- Hereof dividends	MNOK	54	45	36
- Hereof financial expenses	MNOK	27	29	7
- Hereof minority interests	MNOK	18	24	31
- Hereof retained in business	MNOK	91	211	(51)
Expenses	MNOK	1 296	1 342	1 847
Equity	MNOK	2 594	2 470	2 631
Return on equity	%	6.7	10	(0.3)
Environmental dimension				
Energy consumption	GWh	90	106	92
Carbon dioxide emissions	Metric tons	27 300	27 900	22 400
Water usage 1)	Cubic meters	178 000	30 600	30 100
Waste generation	Metric tons	1 650	1 750	1 900
Used beverage container throughput 2)	Billion units	26.0	26.2	25.1
Material, secondary processing	Metric tons x 1000	337	319	350
Aluminum reclamation	Metric tons x 1000	46	49	44
Social dimension				
Number of employees		1 976	2 048	1 994
Female employees	%	20	19	19
Female managers 3)	%	18	-	-
Ethnic minority employees 4)	%	21	27	25
Reportable injuries 5)		253	308	359

1) Water usage for 2003 is significantly higher than previous years due both to improved water usage registration and increased activities within the destruction of expired beverage products on behalf of brewery customers in the United States.
2) Estimated throughput of containers in reverse vending machines manufactured by TOMRA.
3) "Manager" is defined as a leader with at least one directly reporting employee.
4) "Ethnic minority" is defined as an employee that is considered an ethnic minority in his or her country of employment.
5) "Reportable injury" is defined as an injury that requires medical attention beyond first aid.

MNOK	2003	2002	2001
Operating revenues	2 463	2 674	2 924
Expenses (including COGS)	1 296	1 342	1 847
Depreciation	173	193	240
Value added	994	1 139	837

Breakdown of Value Added, 2003



9 %
2 %
3 %
5 %
9 %
72 %
Salaries
Taxes
Dividends
Financial expenses
Minority interests
Retained in business

Our responsibilities

This section provides a review of TOMRA's progress towards meeting its improvement targets for the "triple bottom line." The triple bottom line concept focuses on measuring and managing a company's impact on society in three dimensions: the economic, the environmental and the social. Through this approach we can evaluate TOMRA's performance not only in terms of generating value for our shareholders, but also with respect to how our operations are impacting the environment and society in a wider sense.

Economic impact

TOMRA has an impact on society that goes beyond that of the contributions made by our recycling products and services. As all business organizations we impact society through a number of economic interactions with our stakeholders. These stakeholders include employees, suppliers, shareholders and governments.

In earlier reports we have provided a basic insight into the "value added" that is generated by TOMRA's operations and we have also used value added to normalize our direct environmental impact. This year the definition of value added has been further refined, and value added for previous years has been restated accordingly. The reason for this change is to establish a definition of value added where all relevant expenses are deducted, including the cost of goods sold and other administrative, marketing and distribution costs.

Value added represents the value that is generated inside TOMRA's operations. The breakdown of the components of value added illustrates how the created value is distributed among the different stakeholder groups (see graph on page 23). Most of the created value is distributed back to society through the payment of salaries and taxes, which together make up 81 percent of the value added total. Five percent of the value is returned to shareholders through payment of dividends, and nine percent is retained and reinvested in the business.

This way of presenting TOMRA's economic impact on society does not take into account any indirect impacts such as contribution to innovation, national competitiveness or employment. It does, however, provide a basic understanding of the way in which TOMRA is a part of the economic life of the communities in which we operate.

Our reporting scope

The scope of what is measured in our triple bottom line report is visualized by the diagram on the right. The principle is to include all operations and impacts that are under TOMRA's direct control, and that are within the logical boundaries of TOMRA's operations.

As demonstrated by the report boundary map, all environmental impacts generated by TOMRA's supplier network during the manufacturing of reverse vending machine part and components are on the outside of the scope of this report. All impacts generated during reverse vending machine assembly in TOMRA's own factories are included.



End of life treatment
Suppliers
Machine use (energy)
Transport
Report boundary
TOMRA offices
Machine Loop
Production
Sales and service
Containers collected
Container transport
Beverage Container Recycling Loop
Material recycling*
Material processing*
Transport
Handling of refillable containers

* only in some markets


lities

“When TOMRA published its first environmental report in 1998, it marked the start of a new way of measuring our business performance. We are committed to showing continual performance improvement not only in financial terms, but also in terms of our economic, environmental and social impact on society.”

stepping up to our responsibili



TOMRA compaction systems increase collection capacity and reduce transport requirements, helping both to save costs and benefit the environment.



TOMRA developed a deposit mark detection system for the German market, based on a flash technique that exposes the mark on the bottom of the container.

Core business growth opportunities

There are three main elements we believe will drive growth in our core business. The first is the effect of new deposit legislation. Deposit on non-refillable containers for instance was implemented in Germany in 2003, and prospects for significant growth in technology sales remain high in this market.

Another area TOMRA believes will increase its revenue growth is a new automated return solution which TOMRA is developing specifically for the small store segment in the European and North American deposit markets. In Scandinavia, Holland, Belgium and Germany, the small store segment totals approximately 120,000 outlets. Almost all container handling in these stores is done manually. The current low machine penetration rate in the small store segment is a result of the disparity between the relatively high costs of traditional machines compared to the low volume handling needs in small stores. The small store machine will offer the advantages of automated handling solutions at a lower, affordable price for small store operators. An additional advantage of introducing automated handling solutions in small stores includes improved customer service. Consumer research in Europe has indicated that small stores' customer traffic and revenue could increase by as much as five percent if these stores offered an attractive reverse vending experience.

Further opportunities lie in the potential for replacing existing RVMs that have been in operation for a number of years and can be viewed as "underachievers" in relation to our current models. TOMRA defines this category as machines older than seven years. Out of the approximate 49,000 reverse vending machines TOMRA has installed around the world, about 15,400 fall into this category. These machines are prime candidates for replacement due both to normal wear and tear as well as the benefits that can be obtained from upgrading to our latest technology.

Accelerating machine replacement

Our marketing activities are concentrating on two main arguments to convince retailers of the benefits of replacing outdated machines.

One benefit is the reduction of costs. Through improved compaction rates and smarter storage solutions, the number of times the container storage bins in the back of the machine need to be emptied annually could be reduced by as much as 74 percent with new systems. For a store owner in Norway for example, this could provide cost savings of up to EUR 6,250 per year.

Another benefit is indicated by independent research studies which show that up to 24 percent of consumers who are dissatisfied with reverse vending systems in stores are willing to switch to stores with better reverse vending solutions. The market studies also indicate that consumers returning empties to stores spend up to 52 percent more than consumers who are not. Better reverse vending solutions attract high spending consumers, and could therefore help generate higher sales for stores.

The market studies provide a compelling argument for investing in new reverse vending equipment. These findings were a key element in securing the contract with Coop Sweden worth NOK 100 million in 2003 where TOMRA replaced and upgraded approximately 800 old machines. Accelerating the replacement of old machines continues to be a central focus area and significant opportunity for TOMRA around the world.

The value chain for beverage container recycling


Collection
Pick-up
Material processing
Material sales
Recycling
Manufacturing
• Logistics systems for material pick-up
• Transport
• Sorting
• Cleaning
• Compacting
• Baling
TOMRA: All markets
TOMRA: US, Brazil
TOMRA: North America
TOMRA: US
TOMRA: Brazil

Deposit:

A little incentive goes a long way

Statistics show that the incentive provided by the refund of a deposit, even a small amount, is the most effective mechanism for motivating people to participate in the recycling process. In the United States for example, in the ten states that currently have deposit systems in operation, the average container return rate is about 72 percent. In the rest of the country, the average return rate is about 28 percent using curbside collection systems. Deposit systems are also highly cost-efficient, attaining high rates of recycling without directing the costs to taxpayers. Costs are instead distributed among the producers and retailers of the packaging, which provides an incentive to promote greater recycling efficiency. Moreover, deposit funds that are not redeemed by consumers can help offset the costs of operating the recycling system or fund other environmental programs.

In Michigan, a state that has one of the world's highest deposit redemption rates (96 percent), the amount of unredeemed deposits which reverted to the state in 2001 equaled $17.5 million.


Plastic
Cans & Plastic
Cans
Plastic

Deposit return systems are highly supported by the public. Consumers support the logic of returning their empty containers when they go grocery shopping, which also benefits retailers by providing an additional avenue for attracting customers.

Deposit system


Beverage producers pick up their empty refillable containers when they deliver new beverages
Consumers purchase beverages, pay deposit
Retail
Deposit
Consumers return containers, stores return deposit
empty
Refillable
full
Non-refillable
Beverage Producer
Deposit Clearing System
Material Depot
Recycler
Material for production of new goods

Core business

The deposit system: A recycling success story

The use of deposit as a successful mechanism for recovering used beverage containers has a long history. The first deposit systems were initiated by beverage producers more than a hundred years ago to ensure that consumers would return the producers' refillable glass bottles to the stores where their beverages were sold. However, up until TOMRA introduced its unique automated return technology in 1972, identifying the various deposit amounts of returned containers and correctly sorting them by manufacturer was done manually. This was a time-consuming process for both consumers and store personnel and often led to incorrect refunds being paid out to consumers. By automating this process and ensuring that correct refunds were being made, TOMRA helped save costs for store owners and helped to improve customer service by making the return process more convenient and attractive for consumers.

At the same time that our reverse vending technology was first being applied to industry-driven deposit systems, mandatory deposit systems were also getting started as a way of dealing with the negative environmental impacts caused by the rise of the single-serve, non-refillable beverage container. In 1971 the first legislatively implemented deposit system was enacted to promote the recycling of these containers. The positive effects of deposit systems include a high container recovery rate, litter reduction and low packaging recycling cost. These results have encouraged the expansion of deposit legislation around the world. Deposit laws for non-refillable containers are now in place in 11 US states, six European countries, 12 Canadian provinces, Israel, and South Australia. Proposals to enact new deposit laws are being brought forward in increasing frequency in various regions around the world.

TOMRA's role in deposit markets

TOMRA plays an extensive role today within the container recycling value chain in deposit markets. The area in which we are most active is providing automated systems for collecting and handling containers at retail locations such as supermarkets, convenience stores and gas stations. This includes the sale or lease of reverse vending machines (RVMs), various RVM-related services, and a wide range of handling equipment for sorting, compacting and storing containers.

Compared to a manual return system, the cost benefits of TOMRA's solutions are clear. For example, in a typical European market with deposit on non-refillable containers (handling 1,500 containers from 200 consumers per day, over 300 business days a year), a manual container handling system would require the equivalent of one full-time employee at a cost of about EUR 30,000 per year. With an automated TOMRA return system utilizing one reverse vending machine with compaction technology, the cost per year instead works out to approximately EUR 10,000*. A TOMRA reverse vending machine in effect pays for itself within 12 to 18 months.

*This figure includes the initial cost of an RVM depreciated over seven years, plus associated service and maintenance, labor costs and overhead.

Material sorting and compaction

In addition to saving costs for retailers, the sorting and compaction technology of our reverse vending systems affords cost savings throughout the entire recycling process. The separation of containers by characteristics such as material type and color when they are collected potentially eliminates the need for an additional sorting stage later in the recycling process. This in turn increases the value of these materials to recycling companies. For example, the average price in 2003 for separated clear and green PET plastic in the US East Coast region was six to ten cents more per pound than the price of these two materials mixed together.

Another strong benefit provided by TOMRA's return systems comes from being able to compact containers when they are collected. This increases collection capacity and reduces the cost of transporting the collected materials. Using compaction and a technology-based, integrated logistics system, the efficiency of our container pick-up and transport services are a highly central part of our activities in our North American deposit markets. Prior to TOMRA providing these services in the US East deposit markets, stores were manually sorting each beverage distributor's containers so that each distributor could pick up their own containers. Comparatively, TOMRA's integrated system of collection, pick-up, transport and processing on behalf of all beverage distributors in these markets is providing cost savings of between 30 to 60 percent.

Average reduction in litter after bottle bill introduction (IA, ME, MI, NY, OR, UT)



Percentage reduction in litter
100 %
80 %
60 %
40 %
20 %
0
76
37
Beverage container litter
Total litter

Return rate for non-refillable containers in the US



Percentage of containers returned
100 %
80 %
60 %
40 %
20 %
0
28
78
96
¢ 0
¢ 5
¢ 10

Price for collected PET, separated vs. mixed



Cents per pound (454 grams)
25 ¢
20 ¢
15 ¢
10 ¢
5 ¢
0
22
18
12
Clear
Green
Mixed



TOMRA's innovative sorting systems make it easy for stores to handle the return of used beverage containers.

Stepping up our core business



"Our core business is all about enabling deposit container return systems to be operated as efficiently and reliably as possible. We're playing a leading role in making this happen in Europe and North America, and are stepping up our position by helping stores attract more customers by providing the best in reverse vending services."


RECYCLING
NESCAFÉ

Tomra Recycling Center

The new Tomra Recycling Center can be configured in three different lengths: 4.4 meters (having three separate material bins); 7.7 meters (six bins); or 11 meters (nine bins). The width and height remain the same (2.3 and three meters, respectively).

This example shows a configuration which separates materials into six different fractions.


Tins
Aluminum
Mixed
Clear PET
Green and brown glass
Clear glass

Providing the solutions

About 85 percent of packaged beverages being consumed today are in non-deposit markets, yet there are virtually no technology-based collection solutions currently operating in this market sector. The need for more efficient recycling systems is clearly there, what remains is the will to apply new solutions. We believe that as the necessity to remove packaging from the waste stream, and the cost of doing so in today's non-deposit markets continues to rise, the need to implement more cost-effective recycling methods will increase. Over the past few years therefore we have steadily strengthened our focus on being able to provide recycling solutions that specifically cater to the needs of non-deposit markets. We have made major breakthroughs in our development work, and now believe we can successfully apply our technological and systems expertise in this vast market sector.

The primary focus for TOMRA is at the "front end" of the recycling value chain, i.e. container collection systems. After three years of development, we are now preparing to launch a unique collection system that can provide significant cost savings over manual bring-back systems.

Cost savings of up to 80 percent

The type of front-end opportunities that exist for TOMRA in non-deposit markets can be illustrated by looking at our activities in Japan. Although Japan is achieving a relatively high material recovery rate of certain packaging types through curbside collection, the system is very expensive to operate. In 2002, TOMRA began offering the municipal operators an alternative bring-back system based on our reverse vending machines that gives them the opportunity to cut their collection costs while also increasing the convenience of recycling for consumers.

Our analysis, based on the pilot activities we have had in operation for the past two years in four Japanese municipalities, indicates that the TOMRA bring-back system can achieve savings in the range of 50 to 80 percent compared to the cost of an average municipal curbside collection system. Last year we installed the first city-wide, 24-hour bring-back system for the city of Mizuho using TOMRA reverse vending machines at 13 locations around the city. Surveys have shown that the convenience of this system is highly appreciated by Mizuho's residents, and this coupled with the cost savings that the system provides is generating a great deal of interest from other municipalities.

Stepping up

There are numerous opportunities for introducing a more efficient bring-back system in non-deposit markets, not only in a long-term perspective, but in the short-term as well. We believe Europe offers the greatest short-term potential. This expectation is based on the significant gap between current low recycling levels in certain EU countries and the higher recycling requirements being placed on them by existing EU recycling directives. More cost-effective recovery solutions in North America and Asia are also expected to be required in a longer term perspective as these markets seek to increase recycling and energy recovery levels. Execution of these opportunities is expected to form a major part of TOMRA's growth platform in the years to come.

New Opportunities, New Technology

For the past three years, we have invested in an R&D project dedicated solely to the development of a new technological platform for non-deposit markets. The key objective: creating a robust, low cost and low maintenance recycling center concept that could be installed in an outdoor, unattended setting. The principal components have now been developed, including completely new systems for material reception, recognition, sorting, and compaction—mechanisms that have six patents either granted or pending. This is the technology that will drive the new Tomra Recycling Center (TRC) concept which is expected to begin market testing in 2004.

Great space savings

One Tomra Recycling Center installation (with the same fractions as the example shown on page 13) has the same capacity as 45 bottle bank igloos filled with uncompacted containers.



is collected and how it is further transported throughout the rest of the recycling process. Bring-back systems, where consumers return their used packaging to centralized collection sites in the course of their regular activities, offer considerable transport savings compared to for example curbside systems where households set out their recyclable materials for pick-up. In fact, a study* done in 2001 in the United States showed that automated bring-back systems are over seven times more cost-efficient than residential curbside systems.

Automated bring-back systems also allow further savings by providing the opportunity to compact the materials at the point of collection. If the collected materials are not compacted, most of the collection space will be taken up by air. This results in greater transport requirements, which is one of the highest cost-driving factors within the recycling process.

Finally, for used packaging to be of value to material recyclers and processed in the most efficient manner, it needs to be separated according to like materials. When different container materials get mixed together or are commingled with other garbage, their value drops considerably. Using an automated sorting system at the point of collection ensures that containers are separated correctly and are maintained as a high quality material for recycling.

* Value Chain Assessment Report, Businesses and Environmentalists Allied for Recycling



Shredding and granulation of materials greatly reduces the amount of storage space needed and offers considerable transport savings.

Recycling cost per used beverage container


Japanese YEN
25
20
15
10
5
0
16-24
4-5
4
PET Bottles
Aluminum Cans

■ Current curbside system
■ New TOMRA bring system





TOMRA's 24-hour recycling center concept in action in Japan.

New opportunities

Zero waste to landfill
The global trend for waste management is clear: the days of using landfills as a "dump-all" solution for dealing with the waste materials we produce are numbered. This trend comes primarily as a result of decreasing landfill space and the desire to avoid the negative environmental effects associated with landfills; but it is also due to the increasing acceptance that almost all waste is in fact a resource that can be recycled, composted, or used to produce energy. In moving in this direction, more and more countries are enacting strict regulations to encourage the recovery of these resources and reduce the amount of waste going to landfills to an absolute minimum.

The recovery of all packaging from the waste stream, particularly rigid beverage containers, goes a long way in reducing waste volumes. It is estimated that between 40 to 45 percent of the volume of all household waste in non-deposit areas consists of beverage containers. Many governments therefore have implemented comprehensive quotas to encourage the recovery of all types of packaging from the waste stream. In Europe for example, the EU has required through its Packaging Waste Directive that the majority of its member states recycle at least 55 percent of all packaging materials by 2008. Many EU countries are substantially below this level at present, and will need to make changes to the way they recycle if they are to reach this target.

Recovering more for less
We believe there are three main assumptions which need to be present in order to recover packaging and recycle these resources in a cost-effective way. First, consumers need to participate in the container recovery process. The tools chosen for motivating consumers to participate in recycle schemes will depend on the desired targets for recovery, which usually are defined by legislative bodies. Low recovery rates in the range of 30 to 50 percent may be achieved solely by making the return of containers as convenient as possible for consumers. A high density of collection sites for containers is one example of this. Recovery rates greater than 70 percent are normally achieved by attaching a deposit of five US cents or more to containers. Evidence indicates that attaching even a small, alternative financial incentive such as product discount coupons is an important factor in motivating consumers to return containers.

The next most important factor is to structure the system in a way that keeps transportation requirements to a minimum, including both the way packaging

Building blocks of a successful recycling system



Success factors
High Participation
Low Cost
High Material Quality
Requirements
Financial incentive
Convenience
Efficient material transport
Material separation
Methods
Deposit
Point system
Coupons
Lotteries
Attractive, easily accessible collection facilities
Compaction
Bring-back
Automated sorting

The largest non-deposit markets in the EU



UK
France
75
60
45
30
15
0
Paper
Glass
Metals
Plastics
Overall packaging recycling rate

Implementing systems that better motivate consumers to recycle will be a key element for achieving the EU's 2008 Packaging Waste Directive targets, particularly with regard to plastics.

2001 rate
2008 EU target


ities
TOMRA's newly developed compactor technology reduces the volume of containers by a ratio of up to 15 to 1.

"The increasing need in many areas of the world to implement more effective methods of recycling opens significant new business opportunities for TOMRA. Our intensified focus over the past several years to develop new market solutions has prepared the platform, and now we are stepping up to capitalize on these opportunities."


stepping up
to new opportun


RECYCLING
NESCAFÉ
REALITY WAKES YOU

“This is the beginning of a new chapter that will place us on two strong business legs, one in the deposit world and one in the non-deposit world.”

Erik Thorsen
President and CEO

Message from the CEO

In 2003 the revenues for the Tomra Group declined by eight percent from the previous year. Viewed independently, this is a disappointing result. Over the past decade, TOMRA's annual revenues have gone from NOK 303 million in 1993 to NOK 2.46 billion in 2003 —an increase of over 700 percent. We have achieved this growth by being able to consistently provide innovative, cost-effective reverse vending systems and by expanding our role to a total solutions provider within the recycling value chain. From automated container return and handling systems to material transport and processing, our solutions today serve as leading components in the world's most successful beverage container recycling programs.

Although the past year has detracted from our history of annual revenue growth, it was a year however in which many market successes were achieved. During the past year we have secured large contracts with retail chains both in Europe and North America, including the largest single order for technology we have ever received, from Coop in Sweden. We have recorded our first sales in Germany to deliver solutions for non-refillable containers, and have welcomed new customers such as Shaw's Markets in the US East. We have extended our market presence in California and anticipate that the increase in the container deposit amount this year will drive further growth in this market. We have introduced well-received new products such as the TOMRA 710 and a range of container handling solutions. And we have further strengthened our organizational structure and business-building resources, providing a strong foundation for pursuing new business opportunities.

The opportunities for creating new business are many. We estimate that our systems presently collect 35 percent of all beverage containers in the world's deposit markets. There is room for growth and we are determined to expand our activities within this market segment. However, if we are to truly answer our ambitious growth expectations and the aspiration of our company vision, we must also reach beyond our current core business which is focused in deposit markets.

The non-deposit world makes up 85 percent of the beverage container universe, and therefore presents tremendous opportunities for TOMRA—if we can provide more cost-effective recycling solutions than are currently being used in these areas. Toward this end, we have been working for a number of years on building our knowledge base and exploring various avenues of potential development. Our assumption is that, by drawing on our technological expertise and the key learnings of our experience in deposit markets, we are in a unique position to develop alternatives that will be attractive to this huge market. We have also assumed however that to do so would require breaking the mold and thinking anew.

And this is exactly what we are doing. We have considerably strengthened our organizational resources for business development, creating in 2003 a new unit called Recycling Solutions. Within this unit we have merged a number of our formerly independent functions to provide a more synergistic approach to identifying and pursuing opportunities in non-deposit markets. This includes the special R&D unit we formed three years ago which has been devoted solely to the task of developing an innovative container collection concept for non-deposit markets. Their work has produced a number of technological breakthroughs that will form the nucleus of our new recycling center concept which is scheduled for market testing later this year.

We believe this will be the beginning of a new chapter in the development of our business. A chapter that will place us on two strong business legs, one in the deposit world and one in the non-deposit world. Each with a common goal, to provide container recycling solutions that achieve maximum efficiency and environmental benefit, and help TOMRA step up toward its vision.



TOMRA recognition technology provides the starting point for an efficient container recycling system.

stepping up toward our vision

"Although our total revenues declined in 2003 compared to the previous year, we delivered a net profit of NOK 163 million while investing roughly NOK 70 million in building our foundation for future growth. We're making breakthroughs both in the development of new technology and new markets, and are now in an excellent position to step up toward our company vision."

stepping up

The central theme of this year's annual report, "**stepping up**," indicates two actions: to increase (step up), and to meet or take on (step up to).

We feel the combination of these two ideas aptly describes TOMRA at the end of 2003: a company which is prepared to embrace new opportunities and accelerate its growth.

TOMRA vision

The world's no.1 provider
of solutions that make
it attractive for people
to return packaging for
reuse and recycling

contents

Management Report

TOMRA

Helping the world recycle